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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NORTH COAST ENERGY, INC.
(Name of Subject Company)

NORTH COAST ENERGY, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

658649 70 2
(CUSIP Number of Class of Securities)

Gordon O. Yonel
President and Chief Executive Officer
North Coast Energy, Inc.
1993 Case Parkway
Twinsburg, Ohio 44087-2343
(330) 425-2330
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

COPIES TO:

Dean A. Swift General Counsel and Secretary North Coast Energy, Inc. 1993 Case Parkway Twinsburg, Ohio 44087-2343 (330) 425-2330	Michael D. Phillips Calfee, Halter & Griswold LLP 1400 McDonald Investment Center 800 Superior Avenue Cleveland, Ohio 44114 (216) 622-8200

        ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is North Coast Energy, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 1993 Case Parkway, Twinsburg, Ohio 44087-2343. The telephone number of the principal executive offices of the Company is (330) 425-2330.

        The title of the class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of the Company (the "Common Stock"). As of the close of business on December 3, there were 15,251,806 shares of Common Stock issued and outstanding, 432,678 shares of Common Stock were reserved for issuance pursuant to outstanding stock options or stock incentive rights, 140,400 shares of Common Stock were reserved for issuance pursuant to outstanding warrants.

Item 2.    Identity and Background of Filing Person.

        The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

        This Statement relates to the tender offer by NCE Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of EXCO Resources, Inc., a Texas corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent, dated December 5, 2003 (as amended from time to time, the "Schedule TO") to purchase all of the outstanding shares of Common Stock at a purchase price of $10.75 per share, in cash (the "Offer Price"), and on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as may be amended or supplemented from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and incorporated by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to Company stockholders concurrently with this Statement.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated November 26, 2003, as amended and restated on December 4, 2003 (the "Merger Agreement"), by and among Parent, Purchaser, the Company and, for certain specified purposes, Nuon Energy & Water Investments, Inc., a Delaware corporation ("Seller") and the holder of approximately 85.6% of the Common Stock. The Merger Agreement, among other things, provides that, subject to the satisfaction or waiver of certain conditions, following the consummation of the Offer and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent.

        In the Merger, each share of Common Stock outstanding at the Effective Time (other than shares of Common Stock held by Parent, Purchaser or any other wholly owned subsidiary of Parent, the Company, or any wholly owned subsidiary of the Company, which will be cancelled, and other than the shares of Common Stock, if any, held by holders of Common Stock who have properly demanded and perfected their appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of Common Stock, be converted into the right to receive the Offer Price, or any greater amount per share of Common Stock paid pursuant to the Offer, without interest. The Merger Agreement is more fully described in "Section 10. Background of the Offer; the Merger Agreement and Related Agreements" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference.

        Pursuant to the Merger Agreement, Purchaser commenced the Offer on December 5, 2003. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on January 23, 2004 (the "Expiration Time"), unless extended by Purchaser or the Company in accordance with the Merger Agreement and the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules promulgated thereunder.

        Seller has engaged in discussions with Parent and has agreed (subject to the supervisory board approval of its ultimate parent) to enter into a Stock Tender Agreement (the "Tender Agreement") with Parent and Purchaser, within seven days after the Schedule TO is filed with the Securities and Exchange Commission (the "Commission"), pursuant to which Seller will agree, in its capacity as the majority stockholder of the Company, to tender all of its shares of Common Stock, with certain limited exceptions, as well as any additional shares of Common Stock which it may acquire (pursuant to stock options or otherwise), with certain limited exceptions, to Purchaser in the Offer. As of November 24, 2003, Seller held 13,048,277 shares of Common Stock, which represented approximately 85.6% of the outstanding shares of Common Stock. The Tender Agreement is more fully described in "Section 10. Background of the Offer; the Merger Agreement and Related Agreements" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference.

        Seller and Parent will make a joint election to have the transaction contemplated by the Merger Agreement, including the Offer and the Merger (the "Transaction"), taxed pursuant to an election pursuant to Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder and any analogous provisions of applicable state, local and foreign tax law (collectively, the "Section 338(h)(10) Election"). Seller will pay any tax attributable to making the Section 338(h)(10) Election and will indemnify Parent, Purchaser and the Company from such tax liability. In order to cover Seller's tax liability, Seller will enter into an Escrow Agreement (the "Escrow Agreement") with Parent and Citibank, N.A., as escrow agent, within seven days after the Schedule TO is filed with the Commission, to facilitate the payment of such tax liability and remit any balance of deposited funds to Seller. The Escrow Agreement is more fully described in "Section 10. Background of the Offer; the Merger Agreement and Related Agreements" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference.

        As described above, Seller is, or will be, a party to the Merger Agreement, the Tender Agreement and the Escrow Agreement, and has agreed to undertake indemnification and other certain obligations under such agreements. Seller is indirectly owned by n.v. NUON, a Dutch company with limited liability ("NUON") and as part of, and to help facilitate the Merger Agreement, NUON has agreed to enter into an Unconditional Guaranty Agreement (the "Guaranty Agreement") with Parent within seven days after the Schedule TO is filed with the Commission. Pursuant to the Guaranty Agreement, NUON will unconditionally guarantee Seller's performance of all of Seller's obligations under the Merger Agreement, the Tender Agreement and the Escrow Agreement, including but not limited to, Seller's indemnity obligations and the prompt payment of obligations of Seller.

        Pursuant to the Merger Agreement, in the event that Parent terminates the Merger Agreement because Seller and/or NUON has not timely delivered the Tender Agreement, Escrow Agreement, Guaranty Agreement and an acceptable opinion from Seller's counsel, then the amount of the expense fee payable to Parent will be $4.5 million. In such event, Seller has agreed to reimburse the Company for $3.2 million of such $4.5 million, and NUON has guaranteed Seller's obligation to make such reimbursement payment to the Company, pursuant to the terms and conditions of the Expense Reimbursement Agreement, dated November 26, 2003 (the "Reimbursement Agreement").

        Copies of the Merger Agreement, form of the Tender Agreement, form of the Escrow Agreement, form of Guaranty Agreement and Reimbursement Agreement are filed herewith as Exhibits (e)(1), (e)(2), (e)(3), (e)(4) and (e)(5), respectively, and are incorporated herein by reference. A copy of the press release issued by the Company on November 26, 2003 is filed herewith as Exhibit (a)(6) and is incorporated herein by reference.

        Purchaser has not conducted any activities since its organization, other than those related to the acquisition. As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 6500 Greenville Avenue, Suite 600, Dallas, Texas 75206. The telephone number of Parent and Purchaser at that address is (214) 368-2084.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

General

        Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers and between the Company and Parent and Purchaser are described in the Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex A to this Statement and is incorporated herein by reference.

        Except as set forth in this Item 3 or in the Information Statement or as incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

Interests of Executive Officers, Directors and Affiliates

  Employment Agreements with Executive Officers, Directors and Affiliates

        The Company has entered into employment agreements with certain of its executive officers. The Merger Agreement provides that the Company will make commercially reasonable efforts to obtain and deliver to Parent the resignation of certain directors of the Company and its subsidiaries and such officers of the Company and its subsidiaries as Parent requests, except that, as more fully described in "Section 10. Background of the Offer; the Merger Agreement and Related Agreements" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference, and in the Information Statement, which discussion is incorporated herein by reference, under certain circumstances up to two of the Company's current directors will remain on the Company's Board of Directors (the "Board of Directors" or the "Board") from the closing of the tender offer through the Effective Time.

  Change in Control Protection Agreements with Executive Officers

        The Company has entered into Change in Control Protection Agreements with Gordon O. Yonel, its President and Chief Executive Officer, Dale E. Stitt, its Chief Financial Officer and Treasurer, Lawrence J. Risley, its Vice President for Exploration and Production, and Dean A. Swift, its General Counsel and Secretary, that provide for certain severance payments that may be triggered by the termination of their employment in connection with the Merger. These agreements are discussed in more detail in the Information Statement under the caption "Certain Agreements-Change in Control Agreements," which discussion is incorporated herein by reference. Assuming that the Merger is consummated at December 31, 2003 and these agreements are triggered, the following executive officers would receive the following amounts (including gross-up payments resulting from the imposition of excise taxes or a reduction in payments resulting from or to avoid the imposition of excise taxes): Mr. Yonel, $1,612,875 Mr. Stitt, $603,855; Mr. Risley, $91,211; and Mr. Swift, $0.

  Management Retention Bonus Program

        Messrs. Yonel, Stitt, Risley and Swift also participate in the Company's Management Retention Bonus Program, under the terms of which they will be entitled (i) to receive specified percentages of their base salaries for each three month period subsequent to March 21, 2003 during which they remain in the employ of the Company (each a "Stay Bonus") and (ii) to receive a percentage of the total transaction value attributable to any change in control set aside in a separate account (the "Management Retention Bonus Pool") in accordance with a specified formula set forth in the program (which amount will be offset by the Stay Bonus described in clause (i) above). The terms of the plan are described in more detail in the Information Statement under the caption "Certain Agreements—Change in Control Agreements," which discussion is incorporated herein by reference.

        Assuming that the Merger is consummated at December 31, 2003, each of the following executive officers will have received the following aggregate amounts in connection with Stay Bonuses from March 21, 2003 through December 31, 2003: Mr. Yonel, $125,550; Mr. Stitt, $67,813; Mr. Risley, $32,550 and Mr. Swift, $46,500. Additionally, each of the following executive officers will receive the following amounts in connection with the Management Retention Bonus Pool (such amounts include offsets for the foregoing Stay Bonus amounts and gross-up payments resulting from the imposition of excise taxes, or a reduction in payments resulting from or to avoid the imposition of excise taxes): Mr. Yonel, $2,645,789; Mr. Stitt, $1,772,289; Mr. Risley, $282,071 and Mr. Swift, $384,588.

  Confidentiality Agreement

        On June 13, 2003, Parent and Robert W. Baird & Co., Incorporated ("Baird"), as agent for the Company, entered into a confidentiality agreement in connection with Parent's evaluation of the Company and the Company's provision of certain information to Parent (the "Confidentiality Agreement"). The Confidentiality Agreement is filed herewith as Exhibit (e)(6) and is incorporated herein by reference.

  Effect of the Transaction on Stock Option Plans

        The Merger Agreement provides that the Company has agreed to use its commercially reasonable efforts to cause all holders of an option to purchase shares of Common Stock, whether granted under the Company's 1999 Employee Stock Option Plan, 1988 Stock Option Plan, 2000 Key Employee Stock Bonus Plan and the Key Employees Stock Bonus Plan or otherwise issued or granted (including non-plan grants, a "Company Option"), to execute prior to the Expiration Time an option surrender agreement (a "Surrender Agreement"). A form of Surrender Agreement is filed herewith as Exhibit (e)(8) and is incorporated herein by reference.

        The Merger Agreement also provides that on the date Purchaser pays for any shares of Common Stock tendered pursuant to the Offer, Purchaser will pay to such holders who have previously delivered a Surrender Agreement the cash amount equal to the product of (i) the total number of shares of Common Stock subject to such Company Option (irrespective of whether such option is then exercisable) and (ii) the amount by which the Offer Price exceeds the exercise or strike price per share of Common Stock subject to such Company Option, less any required withholding taxes.

        The Merger Agreement further specifies that in the event that any holder of a Company Option fails to deliver a Surrender Agreement prior to the Expiration Time, the Company will use its commercially reasonable efforts to cause such holder's Company Options (the "Outstanding Options") to be converted without any action on the part of the holder thereof into the right to receive Merger Consideration upon the exercise of such holder's Company Options in accordance with, and within the time period prescribed by, the applicable stock plan and the holder's stock option agreement(s). The Merger Agreement provides that the Purchaser will pay to each holder of Outstanding Options, the Merger Consideration, less any required withholding taxes, as promptly as practicable after receiving a valid exercise of such Outstanding Options. All other stock plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary will terminate as of the Effective Time except with respect to any rights granted prior to the date hereof. Upon the consummation of the Merger, the aggregate amount to be received by all holders of Company Options (including, Outstanding Options) will be up to $2,548,651. The following amounts will be payable to each of the Company's executive officers and to all directors and executive officers as a group: Mr. Yonel, $744,380; Mr. Stitt, $489,248; Mr. Risley, $185,522; Mr. Swift $187,756; and all directors and executive officers as a group, $1,967,711.

  Effect of the Transaction on Warrants

        The Merger Agreement provides that the Company has agreed to use its commercially reasonable efforts to cause all holders of any and all outstanding warrants to purchase shares of Common Stock (the "Warrants") to execute prior to the Expiration Time a warrant relinquishment and release agreement (a "Warrant Relinquishment and Release Agreement"). A form of Warrant Relinquishment and Release Agreement is filed herewith as Exhibit (e)(9) and is incorporated herein by reference.

        The Merger Agreement also provides that on the date Purchaser pays for any shares of Company Stock tendered pursuant to the Offer, Purchaser will pay to such holders who have previously delivered a Warrant Relinquishment and Release Agreement the cash amount equal to the product of (i) the total number of shares of Common Stock subject to such Warrant (irrespective of whether such warrant is then exercisable) and (ii) the amount by which the Offer Price exceeds the exercise price per share of Common Stock subject to such Warrant, less any required withholding taxes.

        The Merger Agreement further specifies that in the event that any holder of a Warrant fails to deliver a Warrant Relinquishment and Release Agreement prior to the Expiration Time, the Company will use its commercially reasonable efforts to cause such holder's Warrants (the "Outstanding Warrants") to be converted without any action on the part of the holder thereof into the right to receive Merger Consideration upon the exercise of such holder's Warrants in accordance with, and within the time period prescribed by, the applicable warrant agreement(s). The Merger Agreement provides that the Purchaser will pay to each holder of Outstanding Warrants, the Merger Consideration, less any required withholding taxes, as promptly as practicable after receiving a valid exercise of such Outstanding Warrants. All other warrant agreements, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary will terminate as of the Effective Time except with respect to any rights granted prior to the date hereof. Upon the consummation of the Merger, the aggregate amount to be received by all holders of Warrants (including, Outstanding Warrants) will be up to $857,550. No executive officer or director is a holder of any Warrants.

  Effect of the Transaction on Employee Compensation and Benefit Plans

        The Merger Agreement provides that all employees of the Company and its subsidiaries who continue employment with Parent, Purchaser, or any subsidiary of Purchaser after the Effective Time ("Continuing Employees") will be eligible to continue to participate in health or welfare benefit plans provided by the Surviving Corporation. The Merger Agreement also provides that Parent or Purchaser can terminate any such health or welfare benefit plan at any time (including as of the Effective Time). If these health or welfare benefit plans are terminated, then the employees will be immediately eligible to participate in Parent's health and welfare plans to substantially the same extent as similarly situated employees of Parent.

        The Merger Agreement provides that Parent will cause the Surviving Corporation to honor, pay and perform all of the liabilities and obligations of the Company or any of its subsidiaries under or in respect of (i) each employment, retention, severance, indemnity, termination or similar agreements with any current or former officer, director or other employee of the Company or any Subsidiary and (ii) each incentive compensation, deferred compensation or other equity based plan or arrangement of the Company covering any director, officer or other employee of the Company and its subsidiaries, in each case, in accordance with the terms thereof as in effect on the date hereof.

        Parent also will cause the amount of any bonus or other incentive compensation which is payable to any officer or other employee of the Company or its subsidiaries for the fiscal year 2003 to be determined under the terms of the applicable bonus or incentive compensation plans of the Company or any of its subsidiaries as in effect as of the date of the Merger Agreement. In addition, Parent shall permit the Company, by appropriate action of the Company's Board of Directors, prior to or at the Effective Time to make provision for the funding of any such bonus or other incentive compensation, which bonus shall be paid on or after April 1, 2004, although the manner and terms of any trust or similar funding mechanism must be reasonably acceptable to Parent.

        The Merger Agreement also provides that if any current or former officer or other employee of the Company or its subsidiaries becomes eligible to participate in any compensation or benefit plan, agreement or arrangement maintained by Parent or Purchaser, Parent shall, to the extent permitted by law or the terms of such plans, cause (i) all service of such current or former officer or other employee completed prior to the Effective Time with the Company or any of its Subsidiaries to be recognized under such plan, agreement or arrangement for eligibility and vesting purposes thereof, (ii) to be waived, any exclusions for pre-existing conditions of any such current or former officer or other employee and his or her dependents, and (iii) to be recognized, all co-payments, deductibles or similar amounts or costs incurred by any such current officer or employee under a comparable plan, agreement or arrangement of the Company, any subsidiary of the Company during the plan year in which such officer or other employee commences participation in an applicable benefit plan, agreement or arrangement of Parent or any subsidiary thereof.

  Indemnification and Insurance

        The Company's bylaws and certificate of incorporation provide that certain of the directors and officers of the Company (the "Indemnified Persons") have rights to indemnification existing in their favor. The Merger Agreement provides that, for the acts and omissions of the Indemnified Persons occurring prior to the Effective Time, these indemnification rights will survive the Merger and will be observed by the Surviving Corporation to the fullest extent available under Delaware law for a period of six years from the Effective Time.

        For a period of not less than six years after the Effective Time, the Merger Agreement provides that the Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company, or substitute policies providing at least the same coverage and amounts and containing terms and conditions which are not less advantageous, in each case with respect to claims arising from facts or events which occurred at or prior to the Effective Time.

        The Merger Agreement provides that proper provisions will be made so that the successors and assigns of Parent assume the indemnification and insurance obligations described above in the event Parent or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person.

  Representation on the Board

        The Merger Agreement sets forth certain agreements between the Company and Parent, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, regarding the election by Parent of directors to the Company's Board of Directors upon acceptance of shares of

Common Stock for payment pursuant to the Offer. These agreements are described in the Information Statement, which description is incorporated herein by reference.

Merger Agreement

        A summary of the Merger Agreement and a description of the conditions of the Offer are contained in "Section 10. Background of the Offer; the Merger Agreement and Related Agreements" and "Section 14. Certain Conditions of the Offer" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Ancillary Agreements

        A summary of the Tender Agreement, the Escrow Agreement and the Guaranty Agreement is contained in "Section 10. Background of the Offer; the Merger Agreement and Related Agreements" and "Section 14. Certain Conditions of the Offer" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference. Each such summary is qualified in its entirety by reference to the form of Tender Agreement, form of Escrow Agreement, form of Guaranty Agreement and Reimbursement Agreement, which are filed herewith as Exhibits (e)(2), (e)(3), (e)(4) and (e)(5), respectively, and are incorporated herein by reference.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Board

        On November 25, 2003, at a meeting of the Board at which all directors were present, the Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company, approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the DGCL and declared that the Merger Agreement is advisable. Accordingly, the Board unanimously recommends and advises that the stockholders of the Company accept the Offer and tender their shares of Common Stock to Purchaser and adopt the Merger Agreement if required under applicable law.

        A letter to the stockholders of the Company communicating the Board's recommendation is filed herewith as Exhibit (a)(7) and is incorporated herein by reference.

Background

        In October 2001, Douglas H. Miller, Chairman and Chief Executive Officer of Parent, contacted Gordon O. Yonel to discuss the prospects of a potential transaction between Parent and the Company. Mr. Yonel indicated that he did not know if the Board would entertain an offer. On November 6, 2001, Mr. Miller and Ted Eubank, President of Parent, met with Mr. Yonel to further discuss a potential transaction. On November 16, 2001, Parent sent a letter to Mr. Carel Kok, the then Chairman of the Board of the Company, indicating Parent's interest in pursuing a potential transaction between the two companies. These initial discussions did not advance past this stage and were abandoned at that time.

        At the March 21, 2003 Board of Directors meeting, the Board determined that it would be advisable for the Company to evaluate strategic alternatives, including a possible sale of the Company. That decision was based upon a request by Seller to explore methods of enhancing value for the stockholders of the Company.

        At this meeting the Board also authorized management to retain the firm of Baird as its financial advisor to assist the Company in evaluating and pursuing strategic alternatives. The Company retained

Baird pursuant to an engagement letter dated April 9, 2003. The Company issued a press release announcing Baird's retention on April 21, 2003.

        At a June 11, 2003 meeting, the Board authorized Baird to identify and solicit indications of interest from potential buyers. Beginning in June 2003, Baird held discussions with 67 parties identified as potential strategic and financial buyers. These potential buyers were identified by Baird and Company's senior management based upon a number of considerations, including their position in the U.S. oil and gas exploration and production industry, potential interest in acquisitions of businesses such as the Company, familiarity with or interest in the Appalachian region and financial ability to consummate a transaction with the Company.

        Representatives of Baird made a presentation at the Board's July 22, 2003, meeting summarizing the progress and status of the discussions with potentially interested parties.

        Eighteen parties expressed an interest in a possible transaction, signed confidentiality agreements and received summary due diligence materials concerning the Company's business, operations and financial condition. In July 2003, Baird requested interested parties to submit written, non-binding indications of interest to the Company. On July 17, 2003, indications of interest were received from six parties, including Parent. An additional party submitted a late indication of interest with a range of $10.80 - $11.90 but determined soon thereafter that it was unable to continue with the process. The range of all indicative offers was $7.50 - $11.90. The Board of Directors, in a meeting on July 22, 2003, reviewed the indications received and instructed Baird to invite five of the parties to continue discussions and attend management presentations and review additional non-public information about the Company's business, operations, properties and financial condition.

        At the Board's September 12, 2003 meeting Baird provided an updated process review. Calfee, Halter & Griswold LLP, the Company's outside counsel, also reviewed with the directors their fiduciary responsibilities. The Board was also advised that the Seller was willing to make a Section 338(h)(10) Election in connection with the transaction and to assume 100% of the tax liability that would be borne by shareholders as a result of such an election. By allowing a buyer to step-up its basis in the Company's assets to the purchase price, such an election could provide favorable tax consequences to a buyer that might contribute to a higher valuation for the Company in the event of a sale.

        The Board authorized Baird to instruct interested parties to submit definitive proposals by September 16, 2003. Potential purchasers were requested to provide comments on a draft merger agreement prepared on behalf of the Company and the Seller and were also advised to consider the possibility of a Section 338(h)(10) Election in submitting their proposals. Four parties submitted definitive proposals with bids ranging from $8.50 per share to $10.26 per share, with Parent submitting a proposal of $10.06 per share, subject to additional environmental and title due diligence, and other conditions.

        At a September 24, 2003 Board meeting, Baird summarized the key aspects of each of the four proposals, including pricing, financing arrangements, the status of outstanding due diligence and anticipated timing. Counsel also reviewed with the directors the mark-ups of the draft merger agreement received from each bidder. Baird provided the Board with preliminary input concerning how the prices offered by the various bidders compared with a price range implied by various valuation methodologies. The Board determined that Baird should contact each of the four bidders to ascertain if their proposals could be improved and to confirm the status of their due diligence, financing, and other conditions. Each of the bidders submitted a revised proposal with bids ranging from $8.65 to $10.75.

        On October 2, 2003, the Board met via telephone conference. At this Board meeting, the Board discussed each of the four revised proposals and their relative merits with its legal and financial advisors. Baird reviewed each of the four proposals in detail discussing price, key terms, status of due diligence, conditions, financing and open items. Two of the parties had improved their proposals with respect to specific terms but had increased their prices only slightly. Parent increased its offer from $10.06 to $10.75 per share, while another bidder increased its offer from $10.26 to $10.35 per share. That other bidder ultimately determined that it would not be able to increase the price of its proposal and discussions between the Company and that bidder were discontinued.

        Because the prices specified in the revised proposals were below the recent market prices for shares of Common Stock and because of volatility in the trading of the Common Stock, the Board also discussed with its legal and financial advisors the advisability of issuing a press release. A press release concerning these matters was issued on October 6, 2003.

        From early October 2003 through November 21, 2003, the Company and its legal and financial advisors negotiated the terms of the Merger Agreement with Parent and its advisors. Parent and its advisors also negotiated the terms of the various agreements (including the provisions of the Merger Agreement to which Seller is a party) described herein and in the Offer to Purchase with Seller and its advisors.

        On November 17, 2003, the Board met to discuss the status of negotiations and the remaining open issues.

        On November 18, 2003, the Company received a revised offer from one of the other bidders, which increased its price to $10.50 per share. The bid was subject to additional due diligence and financing conditions.

        Final negotiations among Seller, the Company and Parent were held on November 20, 2003, and on November 21, 2003, the various agreements had reached a point where they could be submitted to the Board for its final consideration.

        On November 25, 2003, the Board met to consider the Merger Agreement and the various transactions contemplated by that agreement. At that meeting, the Company's legal and financial advisors reviewed with the Board the terms and conditions of the Merger Agreement and the various ancillary agreements, including the Tender Agreement, the Escrow Agreement and the Reimbursement Agreement. In addition, the Board reviewed the terms and conditions of the Parent's financing commitments. The Board also received a presentation from Baird concerning the financial aspects of the transaction and, at the Board's request, Baird rendered its opinion that the consideration to be received in the transaction was fair, from a financial point of view, to the Company's common stockholders (other than Parent or its affiliates).

        On December 4, 2003, Parent, Purchaser, the Company and Seller entered into an Amended and Restated Merger Agreement, to amend certain sections to reflect the closing of the Offer in 2004.

Reasons for the Recommendation of the Board

        In approving the Merger Agreement and the Transaction, and recommending that all holders of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer, the Board considered a number of factors, including:

        1.    Historical and Recent Trading Activity.    The Board considered the relationship of the Offer Price to the recent and historical market prices and trading activity of shares of Common Stock. As part of this, the Board considered that the Offer Price represents (a) a discount of 10.7% to the closing price of the Common Stock reported by the Nasdaq National Market on November 21, 2003, (b) a premium of 92.0% to the closing price of shares of Common Stock reported by the Nasdaq National Market on April 21, 2003, the date that the Company announced that it had retained Baird to assist it in exploring strategic alternatives, (c) a premium of 0.1% to the average closing price of shares of Common Stock reported by the Nasdaq National Market for the six month period prior to November 21, 2003, (d) a premium of 32.6% to the average closing price of shares of Common Stock reported by the Nasdaq National Market for the 12 month period prior to November 21, 2003, and (e) a premium of 205.4% to the lowest closing price of shares of Common Stock reported by the Nasdaq National Market for the 12 month period prior to November 21, 2003. The Board considered these periods the most relevant to demonstrate the recent performance of shares of Common Stock.

        2.    Alternative Structures.    The Board evaluated various alternative transaction structures and concluded that a forward cash merger (whereby the Company would merge with and into a subsidiary of an acquiror and the acquiror's subsidiary would be the surviving corporation) would not be commercially feasible due to the nature of the Company's business and certain of its assets and properties.

        3.    Company Operating and Financial Condition.    The Board considered the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives as an independent entity, and the current and expected conditions in the industry in which the Company operates.

        4.    Solicitation Process.    The Board considered the results of the process that was undertaken by the Board and its legal and financial advisors to identify and negotiate with prospective purchasers of the Company. The Board noted that the Parent's proposal was the result of a process in which 67 potential strategic and financial buyers were contacted regarding their interest in the Company. The Board also took into account the results of the due diligence, bidding and negotiation process which culminated in Parent's submission of the highest proposal for the Company's Common Stock.

        5.    Terms and Conditions of the Merger Agreement.    The Board considered the terms and conditions of the Transaction, including the amount of consideration to be received by the Company's stockholders, the parties' representations, warranties and covenants, conditions to their respective obligations and the ability of the Company, Parent and Purchaser to terminate the Offer and the Merger.

        6.    Financing Commitments.    The Board considered the terms and conditions of the financing commitments received by Parent with respect to the transaction contemplated by the Merger Agreement.

        7.    Financing Representation.    The Board considered Parent's and Purchaser's representation in the Merger Agreement that Parent has and will have through the Effective Time sufficient funds (including funding to be made available pursuant to its commitment letter from Credit Suisse First Boston and Bank One, N.A.) to permit Purchaser to consummate the transactions contemplated by the Merger Agreement. The Board also noted that the Merger Agreement will require Parent to pay the Company a termination fee of $6.0 million and expenses of up to $1.3 million if the Merger Agreement is terminated due to its inability to obtain financing.

        8.    Consents.    The Board considered that there are no material third party consents required by the Company to consummate the Merger as structured.

        9.    Indicia of Seller Support.    The Board considered the willingness of Seller (subject to the supervisory board approval of its ultimate parent) to enter into the Merger Agreement with respect to certain provisions, the Tender Agreement and tender its shares of Common Stock pursuant to the Offer and the various undertakings to be made and agreements to be entered into by the Seller in connection with the Section 338(h)(10) Election.

        10.    Timing to Completion.    The Board considered the anticipated timing of the Transaction, including the structure of the Transaction as a cash tender offer for all of the outstanding shares of Common Stock to be followed by a short-form merger if 90% of the shares of the Company's Common Stock are validly tendered and not withdrawn pursuant to the Offer.

        11.    Certainty of Value.    The Board considered the form of consideration to be paid to holders of Common Stock in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock or other possible forms of consideration. The Board was aware that the consideration received by holders of Common Stock in the Offer and Merger could be taxable to such holders for income tax purposes.

        12.    Negotiated Price.    The Board considered that, in its judgment, based on the solicitation process and the extended arm's-length negotiations with Parent and Purchaser, that the Offer Price represented the highest price that Parent would be willing to pay in acquiring the Company.

        13.    Fairness Opinion of Baird.    The Board considered the presentation from Baird and the opinion of Baird delivered to the Board that, as of November 25, 2003 and based on and subject to the matters stated in such opinion, the $10.75 in cash per share proposed to be received by holders of Common Stock in the Offer and the Merger (other than Parent or its affiliates) is fair from a financial point of view to such holders. Detailed information regarding Baird's analysis and fairness opinion is presented below. A copy of the opinion of Baird that was delivered to the Board setting forth the assumptions made, procedures followed, matters considered and limits on the review undertaken by Baird in arriving at its opinion, is attached hereto as Annex B and is incorporated herein. Baird's opinion, addressed to the Board, relates only to the fairness, from a financial point of view, of the $10.75 in cash per share to be received by stockholders (other than Parent or its affiliates) and does not constitute an opinion or recommendation to any stockholder as to whether or not such stockholder should tender shares in the Offer, how a stockholder should vote at the stockholders' meeting, if any, held in connection with the Merger, or as to any other matters relating to the Offer or the Merger. Stockholders are urged to read this opinion in its entirety. The Board was aware of and considered that certain fees described in Item 5 below become payable to Baird upon the consummation of the Transaction.

        14.    Alternative Transactions.    The Board considered that the Merger Agreement permits the Company to (1) consider an unsolicited acquisition proposal under certain circumstances and (2) recommend any such proposal that is superior to the Offer and the Merger, if, among other things, (a) the Board determines in good faith that the acquisition proposal is more favorable to the Company's stockholders (based on factors the Board deems relevant, including the additional time necessary to consummate the competing acquisition proposal and the financial advice of the Company's financial advisors that the value of the consideration is superior in the competing acquisition proposal), (b) financing, to the extent required, is (based on the opinion of the Company's financial advisors) reasonably capable of being obtained, (c) after consultation with the Company's legal advisors, the Board determines the failure to take any such action would be a breach of the Board's fiduciary duties, (d) the Company gives Parent three business days notice, and (e) the Company pays Parent a termination fee in the amount of $6.0 million, plus expenses not to exceed $1.3 million. The Board considered the possible effect of these provisions of the Merger Agreement on third parties who might be interested in exploring an acquisition of the Company.

        15.    The Company's Future Prospects.    The Board considered that all holders of shares of Common Stock (except for Parent and Purchaser) whose shares are purchased in the Offer will not participate in the Company's future growth. Because of the risks and uncertainties associated with the Company's future prospects, the Board concluded that this detriment was not reasonably quantifiable. The Board also concluded that obtaining a substantial cash payment for shares of Common Stock now was preferable to affording the stockholders a speculative potential future return.

        16.    Potential Conflicts of Interest.    The Board considered that the interests of certain persons, including Company executives, in the Merger may be different from those of the stockholders (see Item 3 above in this Statement).

        The Board also considered a number of uncertainties and risks in its deliberations concerning the Transaction:

        1.     The circumstances under the Merger Agreement in which the termination fee of $6.0 million becomes payable by the Company, and the circumstances under the Merger Agreement in which the Company is required to reimburse Parent's expenses incurred in connection with the Merger Agreement, up to $1.3 million.

        2.     The fact that the amount of the Company's expense reimbursement obligations would increase to $4.5 million if the Merger Agreement is terminated because of the failure of the Seller to deliver the Tender Agreement, the Guaranty Agreement, the Escrow Agreement or the legal opinion of counsel to Seller, and that the Company would be required to obtain reimbursement of amounts in excess of $1.3 million from the Seller in accordance with the terms of the Reimbursement Agreement.

        3.     The fact that under the terms of the Merger Agreement, between the execution of the Merger Agreement and the Effective Time, the Company is required to obtain Parent's consent before it can take specified actions.

        4.     The conditions to Purchaser's and Parent's obligations to purchase Common Stock in the Offer, and the possibility that such conditions might not be satisfied.

        5.     The possibility that, although the Offer gives stockholders the opportunity to realize a premium over the price at which shares of Common Stock traded historically prior to the public announcement of the Offer and the Merger, the price or value of shares of Common Stock may increase in the future if the Company were to remain an independent company, and that Company stockholders would not benefit from those future increases.

        The Board believed that these risks were outweighed by the potential benefits of the Offer and the Merger.

        In view of the variety of factors considered in connection with its evaluation of the Merger Agreement, the Board found it impracticable to, and did not, quantify, rank or otherwise assign relative weights to the factors considered or determine that any factor was of particular importance in reaching its determination that the Merger Agreement and the transactions contemplated thereby are advisable to, and in the best interests of, the Company's stockholders. Rather, the decision of each Board member was based upon his own judgment, in light of the totality of the information presented and considered, of the overall effect of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the Company's stockholders. After weighing all of these considerations, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that the holders of shares of Common Stock tender such shares in the Offer and adopt the Merger Agreement if required under applicable law.

Summary of the Financial Analysis and Opinion of Financial Advisor

        As previously disclosed, the Company retained Baird to act as its exclusive financial advisor in connection with the possible sale or disposition of the Company. In connection with this engagement, the Board requested that Baird render an opinion as to the fairness, from a financial point of view, of the Offer Price to be paid to the holders of Common Stock of the Company (other than Parent and its affiliates) pursuant to the Transaction. On November 25, 2003, Baird rendered its oral opinion (which was subsequently confirmed in writing) to the Board to the effect that, as of such date, and based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the consideration was fair, from a financial point of view, to the holders of Common Stock (other than Parent and its affiliates).

        THE FULL TEXT OF BAIRD'S WRITTEN OPINION, DATED NOVEMBER 25, 2003, IS ATTACHED AS ANNEX B AND IS INCORPORATED BY REFERENCE IN THIS DOCUMENT. BAIRD'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, AS OF THE DATE OF THE OPINION AND FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO THE COMPANY'S COMMON STOCKHOLDERS (OTHER THAN PARENT AND ITS AFFILIATES) AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD ACT WITH RESPECT TO THE TRANSACTION. BAIRD'S OPINION DOES NOT ADDRESS ANY OTHER ASPECT OF THE TRANSACTION, NOR DOES THE OPINION ADDRESS THE RELATIVE MERITS OF THE TRANSACTION OR ANY OTHER POTENTIAL TRANSACTIONS OR BUSINESS STRATEGIES CONSIDERED BY THE COMPANY'S BOARD OF DIRECTORS. THE SUMMARY OF BAIRD'S OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION ATTACHED AS ANNEX B. COMPANY STOCKHOLDERS ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY.

        In conducting its investigation and analyses and in arriving at its opinion, Baird reviewed information and took into account financial and economic factors it deemed relevant under the circumstances. In that connection, Baird, among other things:

  •
  reviewed certain internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to it for purposes of its analysis;

  •
  reviewed publicly available information including but not limited to the Company's recent filings with the Commission;

  •
  reviewed the draft Merger Agreement, draft Escrow Agreement and draft Tender Agreement in the forms presented to the Company's Board of Directors;

  •
  reviewed the historical market prices and trading activity of the Common Stock and compared it with the historical market prices of certain other publicly traded companies that Baird deemed relevant;

  •
  compared the financial position and operating results of the Company with those of other publicly traded companies that Baird deemed relevant and considered the trading multiples of such companies;

  •
  compared the proposed financial terms of the Transaction with the financial terms of certain other business combinations that Baird deemed relevant;

  •
  prepared discounted cash flow analyses with respect to the Company using financial projections provided by the Company's senior management;

  •
  was requested to, and did, solicit third party indications of interest in acquiring the Company;

  •
  held discussions with members of the Company's senior management concerning the Company's historical and current financial condition and operating results, as well as the future prospects of the Company; and

  •
  considered such other information, financial studies, analysis and investigations and financial, economic and market criteria that Baird deemed relevant for the preparation of its opinion.

        In arriving at its opinion, Baird assumed and relied upon the accuracy and completeness of all of the financial and other information obtained from public sources or provided to it by or on behalf of the Company, and did not attempt to independently verify any such information. Baird assumed, with the Company's consent, that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company were as set forth in the Company's financial statements, and (ii) the

Transaction will be consummated in accordance with the terms of the draft Merger Agreement in the form presented to the Company's Board of Directors, without waiver, modification or amendment of any term or condition set forth therein. Baird also assumed that the financial forecasts examined by it were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company's senior management as to future performance of the Company. The Company informed Baird, and Baird assumed, that a Section 338(h)(10) Election will be made with respect to the Transaction. Baird's opinion does not address the tax effect of making the Section 338(h)(10) Election on any of the Company's stockholders or any other tax effect on the Company's stockholders with respect to the Transaction, including Seller's indemnification obligations under the Merger Agreement or any of the terms of the Escrow Agreement.

        In conducting its review, Baird did not undertake nor obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company nor did it make a physical inspection of the properties or facilities of the Company. Baird's opinion does not address the relative merits of the Transaction or any other potential transactions or business strategies considered by the Company's Board of Directors. Baird's opinion necessarily is based upon economic, monetary and market conditions as they existed and could be evaluated on the date of Baird's opinion, and Baird's opinion did not predict or take into account any changes that have occurred or which may occur, or information that has or may become available, after the date of Baird's opinion. The Offer Price was determined by arms' length negotiations between the parties to the Agreement.

        The following is a summary of the material factors considered and principal financial analyses performed by Baird to arrive at its opinion. Baird performed certain procedures, including each of the financial analyses described below, and reviewed with the Company's senior management and Board of Directors the assumptions upon which such analyses were based, as well as other factors. This summary is not intended to be an exhaustive description of the analyses performed by Baird, but includes all material factors considered by Baird in rendering it opinion.

        Process Review.    Baird considered the events that resulted in the negotiation of the Transaction, including the 8-month process that was undertaken by the Company's Board of Directors and its legal and financial advisors to identify and negotiate with prospective purchasers of the Company. Baird also considered the Company's public disclosures regarding the initiatives taken by the Company's Board of Directors to maximize stockholder value. In connection with this process, Baird held discussions with 67 potential parties regarding the sale of the Company, and of those parties, 18 entered into confidentiality agreements with the Company and reviewed summary due diligence materials about the Company's operations and financial condition. Of those 18 parties, five also reviewed data room materials with respect to the Company's operations and financial condition and attended presentations by the Company's senior management.

        Historical Stock Price Performance Analysis.    Baird analyzed the closing stock prices of the Company's Common Stock over the last twelve months ended November 21, 2003, including the period since the announcement of the engagement of Baird by the Company on April 21, 2003. Based on this analysis, Baird determined the following values of the Company's Common Stock during this period. These compare with the Offer Price of $10.75.

High	$13.61
Low	$3.52
Average	$8.11
Last 6-Month Average	$10.74
Close on April 21, 2003	$5.60
Close on November 21, 2003	$12.04

        The following table summarizes the implied per share value for the Company's Common Stock derived from the analyses indicated, all of which are described in greater detail below. These compare with the Offer Price of $10.75.

	Implied Company Per Share Equity Values
	Low	Average	Median	High
Comparable Public Company Analysis	$4.56	$9.61	$9.66	$14.11
Comparable Corporate Transactions Analysis	$4.15	$9.83	$10.10	$15.48
Discounted Cash Flow Analyses	$6.31	$9.19	$9.37	$11.54

        Analysis of Implied Transaction Multiples.    Based on the Offer Price, Baird calculated the implied "equity value" (defined as the Offer Price multiplied by the total number of common shares outstanding of the Company as of September 30, 2003, including shares issuable upon the exercise of stock options and warrants, less cash proceeds from the exercise of stock options and warrants) to be $167.4 million. Baird then calculated the multiple of the equity value to the Company's latest twelve months ended September 30, 2003 ("LTM") cash flows from operations (defined as the Company's net income plus depletion, depreciation, amortization, deferred taxes and other non-cash items excluding changes in working capital) ("CFFO"). In addition, Baird calculated the implied "enterprise value" (defined as the implied equity value plus the book value of total debt, less cash and equivalents as of September 30, 2003) to be $207.4 million. Baird then calculated the multiples of the enterprise value to (1) the Company's LTM earnings before interest, taxes, depletion, depreciation and amortization ("EBITDA") and projected 2003 EBITDA, as provided by the Company's senior management; (2) the Company's proved reserves in Million cubic feet equivalent ("Mcfe") as of June 30, 2003; and (3) the Company's LTM average daily production in Mcfe and projected 2003 and 2004 average daily production in Mcfe, as provided by the Company's management. Such multiples are summarized in the table below, which is qualified in its entirety by reference to the other disclosures contained in this section and Annex B.

	Implied Transaction Multiples
Enterprise Value / LTM EBITDA	5.8	x
Enterprise Value / 2003P EBITDA	5.3	x
Equity Value / LTM CFFO	5.0	x
Enterprise Value / Proved Reserves as of June 30, 2003 ($/Mcfe)	$1.09
Enterprise Value / LTM Average Daily Production ($/Mcfe)	$6,695
Enterprise Value / 2003P Average Daily Production ($/Mcfe)	$6,552
Enterprise Value / 2004P Average Daily Production ($/Mcfe)	$6,257

        Comparable Public Company Analysis.    Baird reviewed certain publicly available financial information as of the most recently reported period and stock market information as of November 21, 2003 for eight selected publicly traded companies that Baird deemed relevant. The group of selected publicly traded companies reviewed is listed below.

  •
  Brigham Exploration Company

  •
  Carrizo Oil & Gas, Inc.

  •
  Clayton Williams Energy, Inc.

  •
  Comstock Resources, Inc.

  •
  KCS Energy, Inc.

  •
  The Meridian Resource Corporation

  •
  Panhandle Royalty Company

  •
  Range Resources Corporation

        The selected companies were chosen because they are publicly traded companies with general business, operating and financial characteristics considered to be comparable to the Company's based on the Company's participation in the oil and gas exploration and production industry. Baird noted that none of the companies reviewed is identical to the Company and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, financial and operating characteristics of each company and other factors that affect the market values of such companies.

        Baird calculated multiples as of November 21, 2003 of each selected company's implied "equity value" (defined as the closing market price per share of each company's common stock multiplied by the total number of common shares outstanding of such company, including net shares issuable upon the exercise of stock options and warrants) to its LTM CFFO. In addition, Baird calculated each selected company's implied "enterprise value" (defined as the equity value of each company, plus the latest publicly available book value of total debt, preferred stock and minority interests, less cash and equivalents) to each company's LTM EBITDA, 2003 projected EBITDA, LTM average daily production in Mcfe and 2003 and 2004 projected average daily production in Mcfe. Projected data was obtained from various publicly available equity research reports. Baird then compared the multiples implied in the Transaction with the corresponding trading multiples for the selected companies. A summary of such multiples is provided in the table below, which is qualified in its entirety by reference to the other disclosures contained in this section and Annex B.

			Implied Selected Public Company Trading Multiples
	Implied Transaction Multiples
			Low		Average		Median		High
Enterprise Value / LTM EBITDA	5.8	x	3.0	x	5.0	x	5.0	x	6.4	x
Enterprise Value / 2003P EBITDA	5.3	x	3.9	x	4.9	x	4.8	x	6.1	x
Equity Value / LTM CFFO	5.0	x	2.1	x	3.9	x	3.7	x	5.5	x
Enterprise Value / LTM Avg. Daily Production ($/Mcfe)	$6,695		$4,727		$6,445		$6,496		$8,301
Enterprise Value / 2003P Avg. Daily Production ($/Mcfe)	$6,552		$4,634		$6,502		$6,427		$8,231
Enterprise Value / 2004P Avg. Daily Production ($/Mcfe)	$6,257		$4,372		$5,737		$6,091		$6,578

        In addition, Baird calculated the implied per share equity values as of November 21, 2003 for the Company's Common Stock based on the trading multiples of the selected public companies and compared such values to the Offer Price of $10.75. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below, which is qualified in its entirety by reference to the other disclosures contained in this section and Annex B.

	Implied Company Per Share Equity Values
	Low	Average	Median	High
Enterprise Value / LTM EBITDA	$4.56	$8.90	$9.07	$12.07
Enterprise Value / 2003P EBITDA	$7.41	$9.79	$9.62	$12.72
Equity Value / LTM CFFO	$4.66	$8.39	$7.99	$11.83
Enterprise Value / LTM Avg. Daily Production ($/Mcfe)	$6.90	$10.26	$10.36	$13.89
Enterprise Value / 2003P Avg. Daily Production ($/Mcfe)	$6.91	$10.65	$10.50	$14.11
Enterprise Value / 2004P Avg. Daily Production ($/Mcfe)	$6.80	$9.66	$10.40	$11.42

        Comparable Corporate Transactions Analysis.    Baird reviewed certain publicly available financial information concerning 14 corporate transactions that were announced since January 1, 2000 in the exploration and production industry that Baird deemed relevant. The group of selected corporate transactions is listed below.

Target	Acquirer
United States Exploration, Inc.	DGL Acquisition Corp.
PetroCorp Incorporated	Unit Corporation
Carbon Energy Corp.	Evergreen Resources, Inc.
EXCO Resources, Inc.	Management Group
3TEC Energy Corporation	Plains Exploration & Production Co.
Esenjay Exploration, Inc.	Santos Ltd.
Prize Energy Corp.	Magnum Hunter Resources, Inc.
DevX, Energy Inc.	Comstock Resources, Inc.
Synergy Oil & Gas, Inc.	Penn Virginia Corporation
Hallwood Energy Corp.	Pure Resources, Inc.
Classic Resources	3TEC Energy Corporation
Southern Mineral Corporation	PetroCorp Incorporated
Gothic Energy Corporation	Chesapeake Energy Corporation
Peake Energy, Inc.	North Coast Energy, Inc.

        These selected corporate transactions were chosen because they involve companies that possessed general business, operating and financial characteristics considered to be comparable to the Company's based on the Company's participation in the oil and gas exploration and production industry. Baird noted that none of the selected corporate transactions or subject target companies reviewed is identical to the Transaction or the Company, respectively, and that, accordingly, the analysis of such corporate transactions necessarily involves complex considerations and judgments concerning differences in the business, financial and operating characteristics of each subject target company and each corporate transaction and other factors that affect the values implied in such corporate transactions.

        Baird calculated multiples of each corporate transaction's implied "equity value" (defined as the per share purchase price for each target company's common stock multiplied by the total number of common shares outstanding of such company, including net shares issuable upon the exercise of stock options and warrants or, in the case of private companies, defined as the value attributable to the equity of a target company) to each target company's LTM CFFO based on financial information available as of the respective transaction announcement dates. In addition, Baird calculated multiples of each corporate transaction's implied "enterprise value" (defined as the equity value of each target company, plus the book value of the target company's total debt, preferred stock and minority interests, less cash and equivalents) to each target company's LTM EBITDA and LTM average daily production in Mcfe based on information available as of the respective transaction announcement dates. Baird also calculated multiples of each corporate transaction's implied enterprise value to each target company's proved reserves based on information available as of the announcement date of the applicable transaction. Certain outlier multiples were deemed not applicable or meaningful. Baird then compared the multiples implied in the Transaction with the corresponding corporate transaction multiples for the selected corporate transactions. A summary of such multiples is provided in the table below, which is qualified in its entirety by reference to the other disclosures contained in this section and Annex B.

			Implied Selected Comparable Corporate Transaction Multiples
	Implied Transaction Multiples
			Low		Average		Median		High
Enterprise Value / LTM EBITDA	5.8	x	3.6	x	6.0	x	6.6	x	7.8	x
Equity Value / LTM CFFO	5.0	x	2.9	x	5.1	x	5.3	x	7.2	x
Enterprise Value / Proved Reserves ($/Mcfe)	$1.09		$0.87		$1.05		$0.98		$1.37
Enterprise Value / LTM Avg. Daily Production ($/Mcfe)	$6,695		$3,322		$4,786		$4,824		$6,256

        In addition, Baird calculated the implied per share equity values for the Company's Common Stock based on the multiples of the selected corporate transactions and compared such values to the Offer Price of $10.75. The implied per share equity values, based on the multiples that Baird deemed relevant, are summarized in the table below, which is qualified in its entirety by reference to the other disclosures contained in this section and Annex B.

	Implied Company Per Share Equity Values
	Low	Average	Median	High
Enterprise Value / LTM EBITDA	$5.74	$11.25	$12.53	$15.29
Equity Value / LTM CFFO	$6.40	$10.88	$11.46	$15.48
Enterprise Value / Proved Reserves ($/Mcfe)	$8.05	$10.18	$9.33	$14.03
Enterprise Value / LTM Avg. Daily Production ($/Mcfe)	$4.15	$7.01	$7.09	$9.89

        Discounted Cash Flow Analyses.    Baird performed discounted cash flow analyses of the Company's projected unlevered free cash flows (defined as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in working capital) from 2004 to 2008 on a stand-alone basis, as provided by the Company's senior management. Baird applied two methodologies for calculating the terminal value portion of the overall enterprise value (1) multiples of 4.5x to 5.5x applied to EBITDA in the year 2008; and (2) growth rates to perpetuity of 4.0% to 5.0% applied to the free cash flow in the year 2008. In such analyses, Baird calculated the present values of the unlevered free cash flows and terminal values by discounting such amounts to December 31, 2003 at rates ranging from 10% to 12% based on its judgment of the weighted average cost of capital of comparable companies. The summation of the present values of the unlevered free cash flows and the present values of the terminal values produced equity values ranging from $6.31 to $11.54 per share, as compared to the Offer Price of $10.75.

        The discounted cash flow analysis of the Company does not necessarily indicate actual value or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on numerous assumptions that must be made, including the discount rates applied and terminal values.

        The foregoing summary does not purport to be a complete description of the analyses performed by Baird or of its presentations to the Company's Board of Directors. The preparation of financial analyses and a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Baird believes that its analyses (and the summary set forth above) must be considered as a whole, and that selecting portions of such analyses and any of the factors considered by Baird, without considering all of such analyses and factors, could create an incomplete view of the processes underlying the analyses conducted by Baird and its opinion. Baird did not attempt to assign specific weights to particular analyses. Any estimates contained in Baird's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy.

        In the ordinary course of its business, Baird may from time to time trade the securities of the Company for its own account or the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

Intent to Tender

        To the knowledge of the Company, after reasonable inquiry, each executive officer and director of the Company who owns shares of Common Stock currently intends, subject to contractual obligations and compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all outstanding shares of Common Stock held of record or beneficially owned by such person to Purchaser in the Offer. Additionally, Seller who holds approximately 85.6% of the outstanding shares of Common Stock as of November 24, 2003, has agreed (subject to the supervisory board approval of its ultimate parent) to enter into the Tender Agreement within seven days after the Schedule TO is filed with the Commission pursuant to which Seller will agree, in its capacity as the majority stockholder of the Company, to tender all of its shares of Common Stock, with certain limited exceptions, as well as any additional shares of Common Stock which it may acquire, with certain limited exceptions, to Purchaser in the Offer. See Item 2 above.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        The Company retained Baird to render an opinion to the Board as to the fairness, from a financial point of view, of the consideration proposed to be received pursuant to a transaction with Parent. Pursuant to an engagement letter agreement dated April 9, 2003 between the Company and Baird, the Company agreed to pay Baird (1) an initial non-refundable retainer fee of $50,000, which was paid in April 2003 and additional $25,000 retainer fees payable at the beginning of each three-month period thereafter (all of which are fully creditable against the transaction fee described below); (2) a fee of $350,000, payable upon delivery of its opinion, regardless of the conclusions reached by Baird in such opinion and regardless of whether the Transaction is consummated (such fee is creditable against the transaction fee described below); and (3) a transaction fee, payable upon consummation of the Transaction, equal to 1.0% of the total implied enterprise value. The Company also has agreed to reimburse Baird for its reasonable out-of-pocket expenses. The Company also has agreed to indemnify Baird, its affiliates and related parties and their respective directors, officers, employees, agents and controlling persons against certain liabilities relating to or arising out of its engagement. The terms of the fee arrangements with Baird, which the Company and Baird believe are customary in transactions of this nature, were negotiated at arms' length between the Company and Baird, and the Company's Board of Directors was aware of the nature of the fee arrangements, including the fact that a significant portion of the fees payable to Baird is contingent on the consummation of the Transaction. As mentioned above, in the ordinary course of its business, Baird and its affiliates may trade the debt and equity securities of the Company for its or its affiliates own account or for the accounts of customers and, accordingly, it or its affiliates may at any time hold long or short positions in such securities. In addition, Baird and its affiliates may maintain relationships with the Company, Parent and their respective affiliates.

        Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in shares of Common Stock have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as set forth in this Statement or the Offer to Purchase, to the Company's knowledge, no negotiation is being undertaken or engaged in by the Company that relates to or would result in:

  •
  a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company, or any other person;

  •
  any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

  •
  any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

  •
  any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Statement or the Offer to Purchase, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.

Item 8.    Additional Information.

Section 14(f) Information Statement

        The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.

        In addition, the information contained in the Offer to Purchase is incorporated herein by reference.

Anti-Takeover Statute

        Because the Company is a Delaware corporation, the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL") by their terms apply to the approval of the Offer and the Merger. The description of these provisions and their applicability to the approval of the Offer and the Merger is contained in "Section 15. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference. At its meeting held on November 25, 2003, the Board approved the Merger Agreement and the transactions contemplated thereby, which approval rendered Section 203 of the DGCL inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Appraisal Rights

        For a description of the appraisal rights applicable to the Merger (such rights not being applicable to the Offer), see "Section 11. Purpose of the Offer; Plans for North Coast after the Offer and the Merger" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference.

Merger Provisions

        Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise, a vote or the written consent of the Company's stockholders is required under Delaware law, and a significantly longer period of time will be required to effect the Merger.

Regulatory Approvals

        The Transaction will not require any filing or waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. A general description of the regulatory approval process is contained in "Section 15. Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase, which is filed herewith as Exhibit (a)(1) and is incorporated herein by reference.

Item 9.    Exhibits.

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Offer to Purchase, dated December 5, 2003 (incorporated by reference to Exhibit (a)(1) to Purchaser's Schedule TO, filed on December 5, 2003).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to Purchaser's Schedule TO, filed on December 5, 2003).
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to Purchaser's Schedule TO, filed on December 5, 2003).
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to Purchaser's Schedule TO, filed on December 5, 2003).
(a)(5)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) to Purchaser's Schedule TO, filed on December 5, 2003).
(a)(6)	Press Release issued by the Company on November 26, 2003 (incorporated by reference to Exhibit (a)(8) to Purchaser's Schedule TO, filed on December 5, 2003).
(a)(7)	Letter to Stockholders from Gordon O. Yonel, President and Chief Executive Officer of the Company, dated December 5, 2003.
(a)(8)	Opinion of Robert W. Baird & Co. Incorporated, dated November 25, 2003 (included as Annex B to this Statement).
(e)(1)
Agreement and Plan of Merger, dated November 26, 2003, by and among Parent, Purchaser, the Company and Seller, as amended and restated on December 4, 2003 (incorporated by reference to Exhibit (d)(1) to Purchaser's Schedule TO, filed on December 5, 2003).
(e)(2)	Form of Stock Tender Agreement, by and among Parent, Purchaser and Seller (incorporated by reference to Exhibit (d)(4) to Purchaser's Schedule TO, filed on December 5, 2003).
(e)(3)	Form of Escrow Agreement, by and among Parent, Seller and Citibank, N.A. (incorporated by reference to Exhibit (d)(6) to Purchaser's Schedule TO, filed on December 5, 2003).
(e)(4)	Form of Unconditional Guaranty Agreement, by and between NUON and Parent (incorporated by reference to Exhibit (d)(5) to Purchaser's Schedule TO, filed on December 5, 2003).
(e)(5)	Reimbursement Agreement, dated November 26, 2003, by and among the Company, Seller and NUON.
(e)(6)
Confidentiality Agreement, dated June 13, 2003, by and between Parent and the Robert W. Baird & Co. Incorporated, as agent for the Company, (incorporated by reference to Exhibit (d)(8) to Purchaser's Schedule TO, filed on December 5, 2003).
(e)(7)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex A to this Statement).
(e)(8)
Form of Option Surrender Agreement, by the Company and each holder of options to purchase shares of the Company's Common Stock (incorporated by reference to Exhibit (d)(2) to Purchaser's Schedule TO, filed on December 5, 2003).
(e)(9)
Form of Warrant Relinquishment and Release Agreement, by the Company and each holder of warrants to purchase shares of the Company's Common Stock (incorporated by reference to Exhibit (d)(3) to Purchaser's Schedule TO, filed on December 5, 2003).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTH COAST ENERGY, INC.
	By:	/s/ GORDON O. YONEL
Name: Gordon O. Yonel Title: President and Chief Executive Officer
Dated: December 5, 2003

ANNEX A

NORTH COAST ENERGY, INC.
1993 Case Parkway
Twinsburg, Ohio 44087-2343

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We are not asking you for a proxy and you are requested not to send us a proxy.

        This Information Statement (this "Information Statement") is being mailed on or about December 5, 2003 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of North Coast Energy, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by EXCO Resources, Inc., a Texas corporation ("Parent"), to a majority of the seats on the Board of Directors of the Company (the "Board of Directors" or the "Board"). On November 26, 2003, the Company entered into an Agreement and Plan of Merger, as amended and restated on December 4, 2003 (the "Merger Agreement"), with Parent, NCE Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), and for certain specified purposes, Nuon Energy & Water Investments, Inc., a Delaware corporation ("Seller") and the holder of approximately 85.6% of the shares of common stock, $0.01 par value per share, of the Company (the "Common Stock"), pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding shares of the Common Stock at a price of $10.75 per share, in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, collectively with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to stockholders of the Company concurrently with the Statement and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Statement.

        The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following the consummation of the Offer and in accordance with the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser or the holders of Common Stock, each share of Common Stock then outstanding will be converted into the right to receive the Offer Price or any greater amount per share of Common Stock paid pursuant to the Offer (the "Merger Consideration"), without interest, except for (i) shares of Common Stock that are owned by (a) the Company or any wholly owned subsidiary of the Company (or held in the Company's treasury) and (b) Parent, Purchaser, or any other wholly owned subsidiary of Parent, and (ii) to the extent that Section 262 of the DGCL becomes applicable to the Merger, shares of Common Stock held, as of the Effective Time, by stockholders of the Company who have, as of the Effective Time, preserved appraisal rights under Section 262 of the DGCL (unless such appraisal rights are not perfected or the holders of such shares of Common Stock otherwise lose their appraisal rights with respect to such shares of Common Stock, in which case such shares of Common Stock will be converted into the Merger Consideration upon the later of the Effective Time and the time that such appraisal rights fail to perfect or are otherwise lost).

        The Offer, the Merger and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Annex A, which was filed by the Company with the Securities and Exchange Commission ("SEC") on December 5, 2003, and which is being mailed to stockholders of the Company along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, Purchaser or Parent Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        Pursuant to the Merger Agreement, Purchaser commenced the Offer on December 5, 2003. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on January 23, 2004, unless extended by Purchaser or the Company in accordance with the Merger Agreement and the Exchange Act and the rules promulgated thereunder.

        Unless otherwise specified to the contrary, the information relating to the Company set forth below in this Statement was obtained from the Company's Proxy Statement on Schedule 14A filed on April 21, 2003 and such information has not been updated.

GENERAL

        The Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock is entitled to one vote. As of December 4, 2003, there were 15,251,806 shares of Common Stock outstanding.

DESIGNATION OF DIRECTORS BY PARENT

        The Merger Agreement provides that, effective upon the acceptance for payment of at least 90% of the number of outstanding shares of Common Stock pursuant to the Offer, and the terms and conditions thereof, Parent will be entitled to designate the number of directors ("Parent Designees"), rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors) and (ii) a fraction whose numerator is the aggregate number of shares of Common Stock then beneficially owned by Parent or Purchaser (including shares of Common Stock accepted for payment pursuant to the Offer), and whose denominator is the total number of shares of Common Stock then outstanding. The Company will take all commercially reasonable actions necessary to cause Parent Designees to be elected or appointed to the Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors; provided, however, that all times prior to the Effective Time, the Company will use all commercially reasonable efforts to ensure that at least two members of the Board as of the date of the Merger Agreement shall remain as directors ("Continuing Directors"). If at any time prior to the Effective Time there is only one Continuing Director in office, the Board will cause a person to be designated by the remaining Continuing Director to fill such vacancy and such person will be deemed a Continuing Director. If at any time prior to the Effective Time no Continuing Directors remain in office, Parent will use reasonable efforts to designate two persons to fill such vacancies who are not officers, directors, designees, employees or affiliates of either Parent or Purchaser, or any of their respective subsidiaries (and such persons will be deemed Continuing Directors).

        After the election or appointment of Parent Designees to the Board and until the Effective Time, the approval of a majority of the Continuing Directors will be required to authorize (and such authorization will constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, will be required to authorize) (i) amend or otherwise modify the Certificate of Incorporation or By-laws of the Company, (ii) approve any amendment, modification or waiver by the Company of any of the provisions of the Merger

Agreement, or (iii) approve any other action of the Company that materially adversely affects the interests of the stockholders of the Company (other than Parent and Purchaser).

        As of the date of this Information Statement, no determination has been made as to which directors of the Company will serve as Continuing Directors.

        As of the date of this Information Statement, Parent has not determined who will be Parent Designees. However, Parent Designees will be selected from among the persons listed in Schedule I to the Offer to Purchase filed as Exhibit (a)(1) to the Statement and incorporated herein by reference. Schedule I also includes certain information with respect to each such person. Each of the persons listed in Schedule I has consented to serve as a director of the Company if appointed or elected. None of such persons currently is a director of, or holds any positions with, the Company. Parent and Purchaser have advised the Company that none of the persons listed on Schedule I or any of their affiliates (i) beneficially owns any equity securities of the Company or rights to acquire any such securities, except for Common Stock which may be deemed to be beneficially owned by Parent or Purchaser by virtue of the Merger Agreement or the Stock Tender Agreement, to be entered into by and among Parent, Purchaser and Seller, which form of such agreement is filed as Exhibit (e)(2) to the Statement and is incorporated herein by reference, or (ii) has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to transactions among Parent, Purchaser and the Company that have been described in the Schedule TO filed by Parent and Purchaser with the SEC on December 5, 2003 or the Statement. In addition, none of the persons listed on Schedule I has a familial relationship with any of the current directors or executive officers of the Company.

        It is expected that Parent Designees will assume office promptly following the purchase by Purchaser of the shares of Common Stock pursuant to the terms of the Offer, which purchase cannot be earlier than 12:00 midnight, New York City time, on January 23, 2004, and, that upon assuming office, Parent Designees together with the Continuing Directors will thereafter constitute the entire Board.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors

        The Board of Directors is divided into three classes, with the members of each class serving for a staggered three-year term. At each annual meeting of stockholders of the Company, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I directors expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held in 2004. The terms of the Class II directors expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held in 2005. The terms of the Class III directors expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held in 2006.

        The Board of Directors currently consists of three Class I directors (Gordon O. Yonel, G. Pieter Jöbsis and Joop G. Drechsel), two Class II directors (Cok van der Horst and Garry Regan) and two Class III directors (Ron L. Langenkamp and Joe K. Ward). Information regarding the current directors of the Company is set forth below.

        Gordon O. Yonel, 40, has served as President, Chief Executive Officer and a Director of the Company since October 1999. Mr. Yonel joined the Company in 1999. In 1998, he served as Business Development Manager, North America, for n.v. NUON ("NUON"). During 1997 and 1998 he was a Project Manager for Schelde Engineering & Contractors bv. From 1989 to 1997 he held various project engineering, sales and other management positions with ABB Lummus Global bv. Mr. Yonel holds a B.S. degree in Engineering and M.S. degree in Engineering Economics from Delft University of Technology in The Netherlands. He is also a graduate of the Advanced Management Program at The Wharton School, University of Pennsylvania. He is a member of the Ohio Oil and Gas Association and the Cleveland Engineering Society.

        G. Pieter Jöbsis, 50, has served as a Director of the Company since March 2003 and currently serves as Chairman of the Board of Directors. Mr. Jöbsis has been employed by Nuon since late 2001. Mr. Jöbsis is an experienced financial executive with internationally operating companies in the energy and publishing industries. Mr. Jöbsis is responsible for the value enhancement of the portfolio of strategic investments in energy outside of Europe and in water for NUON. Mr. Jobsis is also President of the Seller, a wholly owned indirect subsidiary of NUON. Prior to joining NUON in late 2001, Mr. Jöbsis worked for Reed Elsevier, the Anglo Dutch publisher of scientific, legal, business and education information for professionals worldwide. At Reed Elsevier Mr. Jöbsis was Director of Corporate Finance from 1999 to 2001 and from 1996 to 1999 Mr. Jöbsis was Chief Financial Officer of the Science division, with its main operations in The Netherlands, UK and US. From 1980 to 1996, Mr. Jöbsis worked with Royal Dutch Shell in various finance functions in exploration and production, refining, marketing and chemicals companies in The Netherlands, Dutch Antilles and Thailand. Mr. Jöbsis holds masters degrees from the University of Groningen (The Netherlands) in business and economics. He serves on the Stock Option and Compensation Committee of the Board of Directors.

        Joop G. Drechsel, 48, has served as a Director of the Company since September 2001. Mr. Drechsel also is currently CEO of BCD Holdings N.V., a company holding leading positions in the travel industry and the financial services market in the United States and Europe. He is also a member of the Board of Directors of ENECO Energy and Versatel Telecom International N.V., both located in the Netherlands, and holds numerous advisory positions in both the energy and the telecommunications industries. Previously he served as Vice Chairman of KPN N.V., a large Dutch telecommunications company, and also served as President of KPN International N.V. He was one of the founders of KPN-Qwest, a joint venture between KPN and Qwest-U.S. West. Prior to joining KPN, Mr. Drechsel worked for Royal Dutch Shell in a number of management positions in Australia, Taiwan and the United Kingdom. He also worked for Royal Dutch KPN as a Senior Vice President for Business Development. Mr. Drechsel holds a Masters degree in economics from Erasmus University in

Rotterdam and has studied in the MBA program at the University of Michigan. He currently serves on the Company's Audit Committee.

        Cok van der Horst, 57, has served as a Director of the Company since October 1999. Mr. van der Horst is currently Advisor to the Management Board of NUON. He previously served as the Director, NUON East and North Holland, where he was the Chief Financial Officer between 1993 and 1999, and was also in charge of technical affairs, information technology, personnel and activities in the national energy market. He has recently assumed responsibilities in the area of regulatory affairs, mergers, acquisitions and divestments for NUON. Prior to joining NUON in January 1993, Mr. van der Horst was chairman of the board of PEB, the energy distribution company of the province of Friesland (a regional government in The Netherlands). At PEB he was responsible for financial and economic policy. Mr. van der Horst holds a Masters degree in business administration from Erasmus University in Rotterdam. He serves on the Audit Committee of the Board of Directors.

        Garry Regan, 54, has served as a Director of the Company since August 1988. Mr. Regan participated in the organization of North Coast Energy's predecessor in 1981, and he served as an executive officer and Director from August 1988 through April 2001. He is currently President of Nornew, Inc., a privately held independent exploration and production company that he joined in 2001. Mr. Regan holds a B.S. degree from the Ohio State University and a Masters degree from Indiana University. He is a member of the Independent Petroleum Association of America, the Ohio Oil & Gas Association and the Independent Oil & Gas Association of New York. He chairs the Stock Option and Compensation Committee of the Board of Directors.

        Ron L. Langenkamp, 57, has served as a Director of the Company since October 2000. Mr. Langenkamp is currently Advisor to the Executive Board of NUON, and before this assignment, he was managing Director of NUON's Energy Trade and Wholesale division. Mr. Langenkamp most recently served for two years as an external consultant to Reliant Energy, Inc. and supervised all European commercial activities in his role as Acting Chief Commercial Officer. From 1994 to 1997, Mr. Langenkamp served in various capacities, including President, of Norstar, a natural gas retail sales partnership between Orange and Rockland Utilities, Inc. and Shell Oil Company. From 1977 to 1994, Mr. Langenkamp held various management positions in the energy industry including the office of President of Cabot Transmission Company and then as President of Chippewa Gas Corporation. Mr. Langenkamp received his B.A. degree from Sam Houston State University and a Masters degree from the University of Texas at Austin. He serves on the Stock Option and Compensation Committee of the Board of Directors.

        Joe K. Ward, 63, has served as a Director of the Company since March 2003. Mr Ward is a Certified Public Accountant with over forty years experience as a financial advisor to a wide range of businesses and industries. He is currently providing financial advice to, and managing the accounting and financial reporting functions of, several privately-owned businesses. From 1962 through 1991, he was employed by Ernst & Young LLP, serving as Partner from 1975 through 1991. Mr. Ward has extensive experience in commercial banking and the oil and gas industry. He holds a B.S. degree from The Ohio State University. He chairs the Audit Committee of the Board of Directors.

Executive Officers

        Each executive officer of the Company serves at the discretion of the Board and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no familial relationships among any of the directors or executive officers of the Company. Information regarding the current executive officers of the Company is set forth below.

        Gordon O. Yonel, See "Current Directors and Executive Officers of the Company—Directors."

        Dale E. Stitt, 58, has served as Chief Financial Officer of the Company since January 2001. He is a Certified Public Accountant, and was previously employed by Ernst & Young LLP from June 1967 to December 2000, serving most recently as an audit partner. Mr. Stitt has extensive experience in the gas and oil industry, where he has specialized in mergers and acquisitions, transaction financing and the public offering of securities. He holds a Bachelor of Science degree in Accounting from Miami University, and attended the Executive Program at the J.L. Kellogg Graduate School of Management at Northwestern University. Mr. Stitt is a member of the American Institute of Certified Public Accountants, the Ohio Society of Certified Public Accountants, the Independent Petroleum Association of America, the Ohio Oil and Gas Association, the Ohio Petroleum Producers Accountants Society and the Miami University Business Advisory Council.

        Dean A. Swift, 51, has served as General Counsel and Secretary of the Company since July 2001. From 1999 to 2001, he was a partner in TriMillennium Ventures LLC and engaged in the private practice of law. From 1989 to 1999 he served as Vice President, Assistant General Counsel and Assistant Secretary of Belden & Blake Corporation, and from 1981 to 1989 he served as Assistant General Counsel and Assistant Secretary of that company. From 1978 to 1981, he was associated with the law firm of Hahn, Loeser and Parks in Cleveland, Ohio. Mr. Swift received a BA degree graduating Summa Cum Laude from the University of the South. He holds a JD degree from the University of Virginia. He is a member of the Stark County, Ohio, Ohio State and American Bar Associations and the Ohio Gas and Oil Association.

        Lawrence J. Risley, 52, has served as Vice President for Exploration and Production of the Company since and December 2002. From June 2002 to December 2002 he served as the Company's Director of Operations. Prior to joining the Company, Mr. Risley was employed for 23 years by Texaco, Inc., with 16 of those years in an exploration and production asset development role in the Texas Gulf Coast and East Texas regions. Most recently he was employed as a Technology Project Manager for Exploration Technology. He also served Texaco as Team Leader in the Engineering and Construction Management Group, Senior Resource Manager of the Exploration and Production Technology Department and Asset Manager of the Texas Gulf Coast Business Unit. Mr. Risley holds BS and MA degrees in Geology from the State University of New York at Oneonta. He is a member of the American Association of Petroleum Geologists, the Houston Geological Society, the Ohio Oil and Gas Association and the Independent Oil and Gas Association of West Virginia. He is also a past member of the Board of Directors of the Petroleum Technology Transfer Council.

SHARE OWNERSHIP OF PRINCIPAL HOLDERS AND MANAGEMENT

        The following table shows information with respect to the Common Stock owned on December 4, 2003 by: (i) each person known by the Company to own beneficially more than 5% of the Common Stock at such date; (ii) each Director of the Company; (iii) each of the current executive officers listed in the Summary Compensation Table included elsewhere in this Information Statement; and (iv) all Directors and executive officers as a group, and the percentage of the outstanding shares represented thereby. The address of each Director and executive officer named below is c/o North Coast Energy, Inc., 1993 Case Parkway, Twinsburg, Ohio 44087-2343.

Name and Address(1) of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Nuon Energy & Water Investments, Inc.	13,048,277 Shares		85.6%
Gordon O. Yonel	127,355 Shares	(2)	*	%
G. Pieter Jöbsis	0 Shares		*	%
Cok van der Horst	0 Shares		*	%
Ron L. Langenkamp	0 Shares		*	%
Joop G. Drechsel	30,000 Shares	(3)	*	%
Joe K. Ward	27,600 Shares	(4)	*	%
Garry Regan	151,750 Shares		*	%
Dale E. Stitt	82,210 Shares	(5)	*	%
Dean A. Swift	33,390 Shares	(6)	*	%
All Directors and executive officers as a group (10 persons)	489,115 Shares	(7)	3.1%

*
Less than one percent

(1)
The address of Nuon Energy & Water Investments, Inc. is Spaklerweg 20, 1096 BA Amsterdam, The Netherlands. For purposes of this table, each person is deemed to beneficially own any shares subject to stock options, warrants or other securities convertible into Common Stock, held by such person that are currently exercisable or convertible, or exercisable or convertible within 60 days after December 4, 2003, including all options that may be surrendered for cash pursuant to the Merger Agreement.

(2)
Includes 122,355 shares of Common Stock that Mr. Yonel could acquire upon the exercise of immediately exercisable stock options that he holds.

(3)
Includes 30,000 shares of Common Stock that Mr. Drechsel could acquire upon the exercise of stock options that he holds pursuant to grants covering 30,000 shares on January 31, 2002, of which, options for 10,000 shares were exercisable immediately upon grant and options for an additional 10,000 shares became exercisable on January 31, 2003. The options covering the remaining 10,000 shares will become exercisable on January 31, 2004, unless surrendered for cash pursuant to the Merger Agreement prior to such exercise date.

(4)
Includes 27,600 shares of Common Stock that Mr. Ward could acquire upon the exercise of stock options that he holds pursuant to an option grant of 27,600 shares on March 21, 2003, of which, options for 9,200 shares were exercisable immediately upon grant and options for an additional 9,200 shares will become exercisable on March 21, 2004. The options covering the remaining 9,200 shares will become exercisable on March 21, 2005, unless surrendered for cash pursuant to the Merger Agreement prior to such exercise date.

(5)
Represents 82,210 shares of Common Stock that Mr. Stitt could acquire upon the exercise of stock options that he holds pursuant to grants of immediately exercisable stock options covering 21,320 shares granted June 12, 2003, 26,840 shares granted on March 21, 2003 and stock options covering 34,050 shares granted on March 28, 2002, of which, options for 11,350 shares were exercisable immediately upon grant and options for an additional 11,350 shares became exercisable on March 28, 2003. The options covering the remaining 11,350 shares will become exercisable on March 28, 2004, unless surrendered for cash pursuant to the Merger Agreement prior to such exercise date.

(6)
Represents 33,390 shares of Common Stock that Mr. Swift could acquire upon the exercise of stock options that he holds pursuant to grants of immediately exercisable stock options covering 10,870 shares granted on June 13, 2003, 13,670 shares granted on March 21, 2003 and stock options covering 8,850 shares granted on March 28, 2002, of which, options for 2,950 shares were exercisable immediately upon grant and options for an additional 2,950 shares became exercisable on March 28, 2003. The options covering the remaining 2,950 shares will become exercisable on and March 28, 2004, unless surrendered for cash pursuant to the Merger Agreement prior to such exercise date.

(7)
Includes 289,665 shares of Common Stock that may be acquired by all Directors and executive officers as a group upon the exercise of immediately exercisable stock options.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers, Directors, and persons who beneficially own more than 10% of any class of equity security to file reports of ownership and changes in ownership with the SEC. Executive officers, Directors and greater than 10% beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

        Based solely on a review of the copies of such forms furnished to the Company, the Company believes that for the year ended December 31, 2002, all Section 16(a) filing requirements applicable to its executive officers, Directors and greater than 10% beneficial owners were satisfied.

COMMITTEES OF THE BOARD OF DIRECTORS

        The Audit Committee, of which Messrs. Ward, Drechsel and van der Horst are currently members, oversees the accounting functions of the Company, including matters related to the appointment and activities of the Company's auditors. Messrs. Ward and Drechsel are independent, as defined under Nasdaq Stock Market ("NASDAQ") listing standards. Mr. van der Horst is currently Advisor to the Management Board of NUON, the indirect parent company of Seller, which owns 85.6% of the issued and outstanding Common Stock of the Company. As an employee of an affiliate of the Company, Mr. van der Horst is not considered to be independent. The Board of Directors of the Company consists of seven members, with three members who are employees of NUON, one member who is an officer of the Company, one member who was paid as a consultant to the Company in 2001 and 2002 and two independent Directors. Mr. van der Horst has a strong background in finance and, as an employee of the Company's largest stockholder, he has a substantial interest in reviewing and understanding the financial condition and performance of the Company. Mr. van der Horst has served as a member of the Audit Committee since 1999, and the Board of Directors believes that his continuing contribution in this position is in the best interest of the Company and its stockholders.

        The Audit Committee met five times during the year ended December 31, 2002.

        On June 7, 2000, the Audit Committee approved a formal written Audit Committee Charter in response to changes in the listing standards of NASDAQ that had been approved by the SEC on December 14, 1999. Under the new rules companies were given six months in which to adopt a charter for the Audit Committee and were directed to publish the charter in a proxy statement once every three years. The action of the Audit Committee was ratified by the Board of Directors by unanimous written consent effective June 7, 2000, and a certification was filed with NASDAQ on June 13, 2000.

The text of the Audit Committee Charter was attached to the proxy statement mailed to Stockholders on September 15, 2000 in compliance with NASDAQ listing standards, and the Company has certified to NASDAQ that it is in compliance with the Audit Committee structure and membership requirements and is published in compliance with the new standard. The Audit Committee Charter's adequacy will be reviewed by the Board of Directors on at least an annual basis.

        On March 20, 2003, the Audit Committee adopted an amended and restated written charter in response to the Sarbanes-Oxley Act of 2002 and other regulatory changes. The text of the amended and restated Audit Committee Charter was attached as Appendix A to the Company's 2003 Proxy Statement, dated April 25, 2003.

        The passage of the Sarbanes-Oxley Act of 2002 will significantly change the duties and responsibilities of public company audit committees, including the Company's. Although many of the new rules are not yet applicable (because they depend upon the effectiveness of the new NASDAQ listing standards) the Board of Directors and the Audit Committee have been active in expanding the responsibilities of the Audit Committee. For example, the Board of Directors has already delegated to the Audit Committee complete responsibility for the appointment, compensation and oversight of the Company's auditor, including responsibility for resolving disagreements between management and the auditor regarding financial reporting. The Audit Committee now has the authority to engage its own counsel and other advisors, if needed. The Audit Committee has revised the Audit Committee Charter to address its expanded duties and responsibilities.

        The Stock Option and Compensation Committee (the "Compensation Committee"), of which Messrs. Regan, Langenkamp and Jöpsis are members, reviews and makes recommendations concerning the salaries of the Company's executive officers, reviews and makes recommendations concerning the Company's stock option plan and stock bonus plan and administers the Company's profit sharing plan. The Compensation Committee met once during the year ended December 31, 2002.

        The Company does not have a standing nominating committee or a committee performing similar functions.

        The Board of Directors of the Company held five meetings during the year ended December 31, 2002. All of the Directors attended at least 75% of the meetings of the Board of Directors and each committee on which they serve.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        No interlocking relationships exist between the Compensation Committee and the Board of Directors or the compensation committee of any other company. A member of the Compensation Committee, Garry Regan, serves as the President of Nornew, Inc. ("Nornew"), an entity that controls South Jamestown Gathering System, LLC ("South Jamestown"). Prior to Mr. Regan's joining Nornew in July 2001, South Jamestown had entered into a gas purchase agreement with the Company for the sale of production from certain wells located in Erie and Warren Counties in Pennsylvania. In March 2002, South Jamestown cancelled the agreement, and, at the time, was in arrears for the payment of natural gas. The largest amount due from South Jamestown in 2002 was $285,322. After making several payments, South Jamestown executed a cognovit promissory note in September 2002 for the balance then due of $209,285 bearing interest at the rate of 6% per annum. South Jamestown made a final payment on the remaining balance under such note on April 30, 2003.

AUDIT COMMITTEE AND RELATED MATTERS

Report of the Audit Committee

        The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The Audit Committee's activities are governed by a written charter adopted by the Board of Directors, which was recently amended and restated in response to the Sarbanes-Oxley Act of 2002 and other regulatory changes and the complete text of which is attached as Appendix A to the Company's Proxy Statement, dated April 25, 2003.

        Management has the primary responsibility for the Company's financial statements and the reporting process, including the systems of internal controls. The independent auditors audit the annual financial statements prepared by management and express an opinion on the fairness of those financial statements and their conformity with accounting principles generally accepted in the United States. The Audit Committee monitors these processes.

        In this context, the Audit Committee met and held discussions with management and the independent auditors. Management represented to the Audit Committee that the Company's financial statements were presented fairly in accordance with accounting principles generally accepted in the United States, and the Audit Committee reviewed and discussed the audited financial statements with management and the independent auditors, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of specific judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with the independent auditors such other matters as are required to be discussed with the Audit Committee under auditing standards generally accepted in the United States.

        In addition, the independent auditors provided to the Audit Committee the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), related to the auditors' independence. The Audit Committee discussed with the independent auditors the auditors' independence from the Company and its management and considered the compatibility of non-audit services with the auditors' independence.

        The Audit Committee discussed with the Company's financial management and independent auditors the overall scope and plans for the audit. The Audit Committee also met with the independent auditors, with and without management present, to discuss the results of the examinations, their evaluation of the Company's internal controls and the overall quality of the Company's financial reporting. In addition, the Audit Committee considered other areas of its oversight relating to the financial reporting process that it determined appropriate.

        Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the Commission.

THE AUDIT COMMITTEE

Joe K. Ward, Chairman
Joop G. Drechsel
Cok van der Horst

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

        The Stock Option and Compensation Committee of the Board of Directors (the "Compensation Committee") is responsible for establishing and administering the Company's executive compensation programs. The Committee has furnished the following report on Executive Compensation.

        The Compensation Committee oversees all compensation programs for senior management and reviews plans and programs for all other employees to ensure that such plans and programs are competitive and will serve their primary function of attracting and retaining those employees who will contribute significantly to the growth and profitability of the Company. The Compensation Committee reviews management recommendations and ultimately determines salary levels and short-term and long-term incentive awards for executive officers and other key employees.

        Executive officer compensation at the Company includes four components: (i) base salary, (ii) short-term performance incentives, (iii) long-term incentives, and (iv) benefits.

        The Company uses external salary surveys to assign a salary range to each executive position. The Compensation Committee reviews and approves all salary changes for executive officers at or above certain levels. Approval of individual salary changes are based on the executive's performance, his position in the assigned salary range and the Company's salary budget and competitive pay practices. In 2002, the salaries of executive officers generally were adjusted to reflect general levels of wage and price inflation and, in the case of officers having base salaries that were below current market levels, were additionally modified to bring their salaries more in line with the competitive market rates for their positions. This approach gives each officer the opportunity to exceed market level compensation through incentive pay and reflects the Compensation Committee's philosophy that as an executive's level of responsibility increases, a greater portion of potential compensation opportunity should be based on performance incentives.

        Short-term performance incentives consisted of bonuses to executive officers and other key employees under an incentive program tied to key performance indicators. In addition, executive officers and other key employees that met certain eligibility requirements participated in the Company's profit sharing plan. Profit sharing awards were allocated to all eligible employees on the basis of salary and are included in the amounts shown for the named executive officers in the "All Other Compensation" column in the Summary Compensation Table. Bonuses paid to the named executive officers are included in the "Bonus" column in the Summary Compensation Table.

        Stock options are the principal long-term performance incentive. The primary purposes of long-term incentives are to retain and reward key employees and link management compensation with the financial interests of stockholders. To achieve these objectives, the Compensation Committee is currently using stock options whose ultimate value to the executive is tied entirely to the value of the Company's Common Stock. The issuance of stock options based upon the average of the closing prices for the Company's Common Stock for each of the twenty trading days immediately prior to the date of grant ensures that executives will receive a benefit only when the Company's stock price increases above the exercise price for the option.

        Under the terms of the Company's stock option plan, the Compensation Committee determines the number of shares covered by each option, the years in which the options will vest and become exercisable and other terms and conditions of the options. In March 2003, the Compensation Committee, acting on the recommendation of an independent compensation consulting firm, granted stock options to senior executive offices and key employees of the Company under the stock option plan. Each of these options is a nonqualified stock option with an option exercise price of $5.71 per share, which was based upon the average of the closing prices for the Company's Common Stock for each of the twenty trading days immediately prior to the date of grant. The options granted were exercisable immediately. The aggregate total of the option awards was determined by the Compensation Committee after reviewing the consulting firm's assessment of market competitive grant levels.

        Mr. Yonel's base salary from August 1, 2001 to December 31, 2002 was $235,000 and was increased to $275,000 effective January 1, 2003. Mr. Yonel's base salary is considered to be at approximately the median base compensation level paid to Chief Executive Officers of corporations of similar size and complexity to the Company. In determining Mr. Yonel's bonus for 2002, the Compensation Committee considered the Company's performance during 2002 with respect to growth in revenue, net income, discretionary cash flow, and oil and gas reserves and production and that such performance had been achieved on a consistent basis.

THE STOCK OPTION AND
COMPENSATION COMMITTEE

Garry Regan, Chairman
Ron L. Langenkamp
G. Pieter Jöbsis

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

        The following table shows the annual and long-term compensation for the Company's Chief Executive Officer and each of the other most highly compensated executive officers (the "Named Executive Officers") earning in excess of $100,000 for services in all capacities to the Company for the periods shown.

SUMMARY COMPENSATION TABLE

Long Term Compensation
Annual Compensation
Number of Securities Underlying Options
Name and Principal Position	Year(1)		Salary	Bonus	Other Annual Compensation		All Other Compensation(2)
Gordon O. Yonel President and Chief Executive Officer; Director	2002 2001 2001 2000	*	$234,668 243,877 179,233 109,550	$120,000 110,000 60,000 20,000	$28,944 45,125 — —	34,050 35,000 30,000 5,000	$9,906 1,185 21,485 —
Dale E. Stitt(3) Chief Financial Officer and Treasurer	2002 2001	*	137,303 125,146	60,000 60,000	— —	34,050 —	2,740 —
Dean A. Swift(4) General Counsel and Secretary	2002 2001	*	109,422 95,973	25,000 25,000	— —	8,850 —	663 —

No Named Executive Officer received personal benefits or perquisites during 2002 in excess of the lesser of $50,000 or 10% of his aggregate salary and bonus.

(1)
2001* indicates the transition year ended December 31, 2001, and amounts reported reflect compensation received in the 12-month period ending December 31, 2001. 2001 and 2000 represents the fiscal years ended March 31, 2001 and March 31, 2000, respectively.

(2)
The items in the following table represent All Other Compensation received by Named Executive Officers and includes life insurance and other benefits under contractual agreements and amounts approved by the Board of Directors:

Name	Year		Life Insurance		Profit Sharing & 401(k)	Stock Award		Total
Gordon O. Yonel	2002 2001 2001	*	$	— 1,185 1,185	$9,906 — —	$	— — 20,300	$9,906 1,185 21,485
Dale E. Stitt	2002 2001			— —	2,740 —		— —	2,740 —
Dean A. Swift	2002 2001			— —	663 —		— —	663 —
(3)
Mr. Stitt began his employment on January 1, 2001.

(4)
Mr. Swift began his employment on July 1, 2001.

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

        The following table summarizes options granted to Named Executive Officers in the year ended December 31, 2002, in the transition period ended December 31, 2001 (designated as 2001*) and during fiscal year 2001.

Individual Grants
Potential realizable value at assumed annual rates of stock price appreciation for option term
			Number of securities underlying option/SARs granted	Percent of total option/SARs granted to employees in fiscal year
Name						Exercise price per share	Expiration date
	Year							5%(1)	10%(1)
Gordon O. Yonel President and Chief Executive Officer; Director	2002 2001 2001	*	34,050 35,000 30,000	38.8 58.3 100	% % %	$3.51 3.70 3.47	3-28-2012 9-20-2011 10-5-2010	$75,163 81,550 65,460	$190,447 206,500 165,900
Dale E. Stitt Chief Financial Officer and Treasurer	2002 2001		34,050 —	38.8 —%		3.51 —	3-28-2007 —	33,020 —	72,965 —
Dean A. Swift General Counsel and Secretary	2002 2001		8,850 —	10.1 —%		3.51 —	3-28-2007 —	8,582 —	18,965 —

(1)
The potential realizable value of the options, if any, granted in the year ended December 31, 2002, the nine months ended December 31, 2001 and in fiscal year 2001 to the Named Executive Officers was calculated by multiplying those options by the excess of (a) the assumed market value, as of the expiration date of Common Stock if the market value of Common Stock were to increase 5% or 10% in each year of the option's 5 year or 10-year term, over (b) the exercise price shown. This calculation does not take into account any taxes or other expenses that might be owed. The 5% and 10% assumed appreciation rates are set forth in the Commission rules and no representation is made that the Common Stock will appreciate at these rates or at all.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END VALUES

        The following table summarizes options exercised during the year ended December 31, 2002 and presents the value of unexercised options held by the Named Executive Officers at December 31, 2002:

			Number of Securities Underlying Unexercised Options at Year-End		Value of Unexercised In-the-Money Options at December 31, 2002(1)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Gordon O. Yonel President and Chief Executive Officer; Director	—	$—	104,050	—	$46,231	$—
Dale E. Stitt Chief Financial Officer and Treasurer	—	—	11,350	22,700	5,902	11,804
Dean A. Swift General Counsel and Secretary	—	—	2,950	5,900	1,534	3,068

(1)
Based upon the closing price of a share of Common Stock as reported on NASDAQ on December 31, 2002.

CERTAIN AGREEMENTS

Change in Control Agreements

        The Company has entered into Change in Control Protection Agreements dated March 21, 2003 (the "Change in Control Agreements") with Gordon O. Yonel, Dale E. Stitt, Lawrence J. Risley and Dean A. Swift, all of whom are executive officers, as well as certain other management personnel, which entitle each of them to receive certain benefits in the event of the termination of his employment by the Company other than for "cause" (as defined therein) or his termination of employment for "good reason" (as defined therein) within a specified period following a change in control (the "Severance Period"). A "Change in Control" under such agreements would occur at the time that any entity or group of entities acting in concert holds a greater ownership interest than NUON or its affiliates, including Seller.

        If an officer or other employee becomes entitled to receive benefits under a Change in Control Agreement upon termination of employment within the Severance Period, the Company is obligated to make a lump sum severance payment equal to a multiple of the officer's or employee's average base compensation (base salary plus additional compensation) during the two calendar years immediately preceding the year in which the change in control occurs. The multiple applied for each officer will be three for Mr. Yonel, two for Messrs. Stitt and Risley, and one for Mr. Swift. In addition, Messrs. Yonel and Stitt would be entitled to receive an additional payment (a "gross up") sufficient to cover any excise tax (the "Excise Tax") imposed by Section 4999 of the Internal Revenue Code, as amended (the "Code") on the severance payments or other payments, including the gross up, considered "contingent on a change in ownership or control" of the Company within the meaning of Section 280G of the Code. The Change in Control Agreements with Messrs. Risley and Swift and the other management personnel provide that to the extent payments and benefits that they are entitled to receive under the agreement and under any other Company plan or agreement would be subject to the Excise Tax, such payments and benefits will be reduced if and to the extent necessary so that no payment to be made or benefit to be provided will be subject to the Excise Tax. Assuming that the Merger is consummated at December 31, 2003 and that these agreements are triggered, the following executive officers would receive the following amounts (including gross-up payments resulting from the imposition of excise taxes, or a reduction in payments resulting from, or to avoid, the imposition of excise taxes): Mr. Yonel, $1,612,875; Mr. Stitt, $603,855; Mr. Risley, $91,211; and Mr. Swift, $0.

        The Company and Mr. Risley also have an agreement that in the event that a change in control occurs with respect to the Company, and Mr. Risley's employment is terminated, the Company shall reimburse Mr. Risley for any relocation expense incurred within three months after termination, up to a maximum of $6,000.

        The Company will also continue to provide certain employee benefits, including, but not limited to, medical benefits, long-term disability benefits, and group term life insurance benefits for 24 months and will continue the employee's participation in all retirement plans for the 24 month period. The Company will also pay or reimburse the employee for outplacement services. Certain of these benefits may be reduced if the employee accepts other employment.

Management Retention Bonus Program

        Messrs. Yonel, Stitt, Risley and Swift also participate in the Company's Management Retention Bonus Program as an incentive to remain in the employ of the Company during the change in control. Under the terms of the program, each of Messrs. Yonel, Stitt, Risley and Swift will have received 15.0%, 12.5%, 7.5% and 10.0%, respectively, of his 2003 base salary for each three month period subsequent to March 21, 2003 during which each remain in the employ of the Company (each a "Stay Bonus"). Assuming that the Merger is consummated at December 31, 2003, each of Messrs. Yonel, Stitt, Risley and Swift will have received the following aggregate amounts in connection with Stay

Bonuses from March 21, 2003 through December 31, 2003: Mr. Yonel, $125,550; Mr. Stitt, $67,813; Mr. Risley, $32,550 and Mr. Swift, $46,500. Additionally, under the terms of the program, each of Messrs. Yonel, Stitt, Risley and Swift is entitled to receive a percentage of the total transaction value attributable to any change in control set aside in a separate account (the "Management Retention Bonus Pool") in accordance with a specified formula set forth in the program (which amount will be offset by the Stay Bonus described above). Each of Messrs. Yonel, Stitt, Risley and Swift will receive the following amounts in connection with the Management Retention Bonus Pool (such amounts include offsets for the above Stay Bonus amounts and gross-up payments resulting from the imposition of excise taxes or a reduction on payments resulting from, or to avoid, the imposition of excise taxes): Mr. Yonel, $2,645,789; Mr. Stitt, $1,772,289; Mr. Risley, $282,071 and Mr. Swift, $384,588.

OTHER COMPENSATION OF DIRECTORS

Directors Fees

        During fiscal 1998, the Board of Directors granted options to purchase 20,000 shares of Common Stock at $4.375 per share to Ralph L. Bradley. On October 5, 2000, the Board of Directors granted to Mr. Bradley additional options to purchase 30,000 shares of Common Stock at $3.99 per share. Mr. Bradley resigned from the Board of Directors on March 20, 2003, and agreed to surrender all options in exchange for a payment of $58,300, which represented the difference between the exercise price for his options and the closing price for the shares on his date of resignation.

        On January 31, 2002, the Board of Directors granted options to purchase 30,000 shares of Common Stock at $3.36 per share to Mr. Drechsel. The options granted to Mr. Drechsel covering 20,000 shares are vested. The balance of the options will vest on January 31, 2004.

        On January 31, 2002, the Board of Directors voted to pay independent Directors an annual retainer of $8,500 to be paid semi-annually. On March 21, 2003, the Board of Directors voted to increase the annual retainer to $17,500 plus pay $1,000 per Board meeting attended or $500 per Board Meeting if attendance was telephonic. Independent Directors are also compensated with stock option grants valued at $15,000 for each year of service.

Consulting Agreement with Garry Regan

        In December 2000, the Company, NUON and Mr. Regan entered into an agreement (the "Consulting Agreement") pursuant to which Mr. Regan agreed to provide certain consulting services to the Company for a period of eighteen months following May 2, 2001, the expiration date of Mr. Regan's employment agreement with the Company. The Consulting Agreement provides that, during the term of the Consulting Agreement, Mr. Regan will receive monthly payments of $6,000, and that all reasonable business expenses incurred by Mr. Regan in the performance of his services under the Consulting Agreement will be reimbursed by the Company. Mr. Regan also agreed to certain nondisclosure, noncompetition and noninterference provisions, and each of the parties to the Consulting Agreement agreed to a mutual release and covenant not to sue. The Consulting Agreement expired on October 31, 2002.

CERTAIN TRANSACTIONS

        The Company believes that the terms of the following transactions were as favorable to the Company as could have been obtained from unaffiliated third parties. All future transactions between the Company and its affiliates will be on terms no less favorable to the Company than those that could be obtained from unaffiliated parties and all loans to Company affiliates and stockholders, if any, will be approved by a majority of disinterested Directors.

        The Company currently manages nine drilling programs, and each drilling program has been conducted as a separate limited partnership with the Company serving as managing general partner of each. The Company contributed the drill sites to each drilling program and agreed to contribute all tangible equipment necessary to drill, complete and produce each well, as well as organizational and syndication costs of each drilling program. Drilling programs raised $2.9 million during the nine months ended December 31, 2001 and $6.5 million during the fiscal year ended March 31, 2001. The Company did not sponsor any drilling programs in 2002 or 2003.

        Accounts receivable from affiliates consist primarily of receivables from the partnerships managed by the Company and are for administrative fees charged to the partnerships and to reimburse the Company for amounts paid on behalf of the partnerships. Substantially all of the Company's revenues, other than oil and gas production revenue, are generated from or as a result of the organization and management of oil and gas partnerships sponsored by the Company. During the year ended March 31, 2001, the Company acquired limited partnership interests in oil and gas drilling programs that it had sponsored at a cost of approximately $676,000. During the nine months ended December 31, 2001, the Company acquired limited partnership interests in oil and gas drilling programs that it had sponsored at a cost of approximately $1,250,000. During the year ended December 31, 2002, the Company acquired limited partnership interests in oil and gas drilling programs that it had sponsored at a cost of approximately $1,517,000. During the ten months ended October 31, 2003, the Company did not acquire any limited partnership interests in oil and gas drilling programs that it had sponsored.

        Pursuant to the terms of a stock purchase agreement by and between the Company and Seller dated August 1, 1997, NCE agreed to sell up to 1,149,426 shares of Common Stock each year over a three year period. Seller purchased 1,149,426 shares of Common Stock on September 4, 1997, another 1,149,426 shares on September 30, 1998 and 1,042,125 shares on September 30, 1999. All shares were purchased at a price of $4.375 per share.

        Effective March 14, 2000, the Compensation Committee, pursuant to authority delegated to it by the Board of Directors, unanimously approved the grant by the Company of a $96,000 loan to Mr. Gordon O. Yonel, the President and Chief Executive Officer, to facilitate the down payment on the purchase of a home in the vicinity of the Company's headquarters, and for related expenses. The loan will mature and the principal and interest thereon, compounded monthly at the Federal Fund's rate of 6.5% per annum, will be due in the form of a balloon payment payable on the earlier (i) of May 1, 2004 (the fifth anniversary of Mr. Yonel's employment with the Company), or (ii) one year after his employment with the Company ceases. In response to Section 402 of the Sarbanes-Oxley Act of 2002, the Company's Board of Directors determined in August 2002 that no further personal loans would be permitted to be made by the Company to any of its directors or executive officers and that no modifications would be authorized to any existing personal loans to directors or executive officers.

        Garry Regan, a Director and a member of the Compensation Committee, serves as an executive officer of an entity that controls another entity that is indebted to the Company. See "Compensation Committee Interlocks and Insider Participation."

PERFORMANCE GRAPH

        The graph below compares the cumulative total stockholder returns of the Common Stock of the Company, the Nasdaq Stock Market Index and Media General Financial Group's Index of 180 independent oil and gas companies at each December 31 during the period beginning December 31, 1997 and ending December 31, 2002.

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG NORTH COAST ENERGY, INC.,
NASDAQ MARKET INDEX AND MG GROUP INDEX

December 31,	1997	1998	1999	2000	2001	2002
NORTH COAST ENERGY, INC.	100.00	112.32	98.84	177.48	122.56	144.88
MG GROUP INDEX	100.00	64.77	90.74	131.68	107.61	112.68
NASDAQ MARKET INDEX	100.00	141.04	248.76	156.35	124.64	86.94

ANNEX B

[ROBERT W. BAIRD & CO. INCORPORATED LETTERHEAD]

November 25, 2003

Board of Directors
North Coast Energy, Inc.
1993 Case Parkway
Twinsburg, OH 44087

Gentlemen:

        North Coast Energy, Inc. (the "Company") proposes to enter into an Agreement and Plan of Merger (the "Agreement") with EXCO Resources, Inc. ("Parent"), NCE Acquisition, Inc. ("Purchaser") and NUON Energy & Water Investments, Inc. ("Seller"). Pursuant to the Agreement, (i) Purchaser will make a tender offer (the "Tender Offer") for all of the Company's issued and outstanding shares of common stock, par value $.01 per share ("Company Stock"), at a price of $10.75 per share in cash (the "Consideration") and (ii) following completion of the Tender Offer, Purchaser will be merged with and into the Company (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each issued and outstanding share of Company Stock, other than (A) shares held in treasury, (B) shares owned by Purchaser or Parent and (C) any Dissenting Shares (as defined in the Agreement), will be converted solely into the right to receive the Consideration. Seller has agreed to pay, and to indemnify Parent, Purchaser and the Company and its subsidiaries against, any taxes attributable to the election pursuant to Section 338(h)(10) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder and any analogous provisions of applicable state, local and foreign tax law (collectively, the "Section 338(h)(10) Election") that the parties have agreed to make in connection with the Transaction. Seller has also agreed to enter into an escrow agreement (the "Escrow Agreement") related to such tax arrangements and to enter into a stock tender agreement (the "Stock Tender Agreement") in which Seller will agree to tender in the Tender Offer all of the Company Stock that Seller holds. The terms and conditions of the Transaction are more fully set forth in the Agreement.

        You have requested our opinion as to the fairness, from a financial point of view, of the Consideration to the holders of Company Stock other than Parent and its affiliates.

        Robert W. Baird & Co. Incorporated ("Baird"), as part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

        In conducting our investigation and analyses and in arriving at our opinion herein, we have reviewed such information and have taken into account such financial and economic factors as we have deemed relevant under the circumstances. In that connection, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us for purposes of our analysis, as well as publicly available information including but not limited to the Company's recent filings with the Securities and Exchange Commission; (ii) reviewed the draft Agreement, the draft Escrow Agreement and the draft Stock Tender Agreement in the forms presented to the Company's Board of Directors; (iii) reviewed the historical market prices and trading activity of the Company Stock and compared it with the historical market prices of certain other publicly traded companies that we deemed relevant; (iv) compared the financial position and operating results of the Company with those of other publicly traded companies we deemed relevant and considered the trading multiples of such companies; (v) compared the proposed financial terms of the Transaction with the financial terms of certain other

B-1

business combinations we deemed relevant; and (vi) prepared discounted cash flow analyses with respect to the Company using financial projections provided by the Company's senior management. We have held discussions with members of the Company's senior management concerning the Company's historical and current financial condition and operating results, as well as the future prospects of the Company. As a part of our engagement, we were requested to and did solicit third party indications of interest in acquiring the Company. We have also considered such other information, financial studies, analysis and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to us by or on behalf of the Company, and have not been engaged to independently verify any such information. We have assumed, with your consent, that: (i) all material assets and liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the Company's financial statements, and (ii) the Transaction will be consummated in accordance with the terms of the draft Agreement in the form presented to the Company's Board of Directors, without waiver, modification or amendment of any term or condition set forth therein. We have also assumed that the financial forecasts examined by us were reasonably prepared on bases reflecting the best available estimates and good faith judgments of the Company's senior management as to future performance of the Company. You have informed us, and we have assumed, that the Section 338(h)(10) Election will be made with respect to the Transaction. This opinion does not address the tax effect of making the Section 338(h)(10) Election on any of the Company's shareholders or any other tax effect on the Company's shareholders with respect to the Transaction, including Seller's indemnification obligations under the Agreement or any of the terms of the Escrow Agreement. In conducting our review, we have not undertaken nor obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company nor have we made a physical inspection of the properties or facilities of the Company. Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and does not predict or take into account any changes which may occur, or information which may become available, after the date hereof.

        Our opinion has been prepared at the request and for the information of the Board of Directors of the Company, and shall not be used for any other purpose or disclosed to any other party without the prior written consent of Baird; provided, however, that this letter may be reproduced in full in the publicly filed document related to the Tender Offer and in any proxy statement related to the Merger that is mailed to the Company's shareholders. This opinion does not address the relative merits of the Transaction and any other potential transactions or business strategies considered by the Company's Board of Directors, and does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should act with respect to the Transaction. Baird will receive a fee for rendering this opinion and an additional fee upon consummation of the Transaction. The Company has also agreed to indemnify Baird for certain liabilities that may arise out of our engagement.

        In the ordinary course of our business, we may from time to time trade the securities of the Company for our own account or the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

        Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of the Company Stock.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED

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SIGNATURE
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
GENERAL
DESIGNATION OF DIRECTORS BY PARENT
CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
SHARE OWNERSHIP OF PRINCIPAL HOLDERS AND MANAGEMENT
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
COMMITTEES OF THE BOARD OF DIRECTORS
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
AUDIT COMMITTEE AND RELATED MATTERS
THE AUDIT COMMITTEE
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
THE STOCK OPTION AND COMPENSATION COMMITTEE
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
SUMMARY COMPENSATION TABLE
OPTIONS/SAR GRANTS IN LAST FISCAL YEAR
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END VALUES
CERTAIN AGREEMENTS
OTHER COMPENSATION OF DIRECTORS
CERTAIN TRANSACTIONS
PERFORMANCE GRAPH